Exhibit 99.1

Semi-Annual Report
As of and for the three and six months ended June 30, 2018

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company”, the “Group”, and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
Forward-Looking Statements
Statements contained in this Semi-Annual Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “target”, “objective”, “goal”, “plan”, “design”, “forecast”, “projection”, “prospects”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:

•	our ability to launch new products successfully and to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•
changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•	our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification and autonomous-driving characteristics;

•
various types of claims, lawsuits, governmental investigations and other contingent obligations affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the intense level of competition in the automotive industry, which may increase due to consolidation;

•	exposure to shortfalls in the funding of our defined benefit pension plans;

•
our ability to provide or arrange for access to adequate financing for our dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;

•	our ability to realize anticipated benefits from joint venture arrangements;

•	our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this Semi-Annual Report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Semi-Annual Report.
Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”)), Borsa Italiana S.p.A. and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

Six months ended June 30			Three months ended June 30
2018	2017	(€ million, except shipments, which are in thousands of units, and per share amounts)	2018	2017
2,505	2,370	Combined shipments(1)	1,301	1,225
2,401	2,216	Consolidated shipments(2)	1,250	1,138
56,020	55,644	Net revenues	28,993	27,925
3,266	3,402	Adjusted EBIT(3)	1,655	1,867
1,775	1,796	Net profit	754	1,155
2,019	1,751	Adjusted net profit(4)	981	1,080
		Earnings per share(5)
1.14	1.16	Basic earnings per share (€)	0.48	0.74
1.13	1.15	Diluted earnings per share (€)	0.48	0.74

(€ million)	At June 30, 2018	At December 31, 2017
Net cash/(debt)(6)	(2,213)	(4,666)
Of which: Net industrial cash/(debt)(6)	456	(2,390)
Total Equity	22,673	20,987
Equity attributable to owners of the parent	22,485	20,819
Available liquidity(7)	21,170	20,377

	Six months ended June 30
(€ million)	2018	2017
Cash flow from operating activities	5,184	4,518
Industrial free cash flows(8)	2,475	(8)
______________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections —Non-GAAP Financial Measures, Group Results and Results by Segment in this Semi-Annual Report for further discussion.
(4) Refer to sections —Non-GAAP Financial Measures and Group Results in this Semi-Annual Report for further discussion.
(5) Refer to Note 18, Earnings per share, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report.
(6) Refer to sections —Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.
(7) Refer to section —Liquidity and Capital Resources in this Semi-Annual Report for further discussion.
(8) Refer to section - Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net cash/(debt), Net industrial cash/(debt), Industrial free cash flows, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.
Net cash/(debt) and Net industrial cash/(debt). We believe Net cash/(debt) is useful in providing a measure of the Group’s financial position, which includes total indebtedness, cash and cash equivalents and current securities.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net cash/(debt) between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective segment in which they operate.
Net industrial cash/(debt) (i.e., Net cash/(debt) of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. Net industrial cash/(debt) is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) certain current debt securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial cash/(debt). Net industrial cash/(debt) should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial cash/(debt) depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial cash/(debt) should therefore be evaluated alongside these other measures as reported under IFRS for a complete view of the Company’s capital structure and liquidity. In addition, Net industrial cash/(debt) is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer (“CEO”) of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section — Liquidity and Capital Resources for further information and the reconciliation of these non-GAAP measures to Debt, which is the most directly comparable measure included in our Consolidated Statement of Financial Position.
Industrial free cash flows: historically, due to our leveraged position, we used Net industrial cash/(debt) as a key metric to focus our team on the fundamental task of de-leveraging the balance sheet. As we expect to complete this task this year, we will substitute this key metric with a cash flow metric, specifically Industrial free cash flows, which we define as Cash flows from operating activities less: cash flows from operating activity related to financial services, net of eliminations; Investment in property, plant and equipment and intangible assets for industrial activities; and adjusted for discretionary pension contributions in excess of those required by the pension plans.

Refer to the section — Liquidity and Capital Resources for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Consolidated Statement of Cash Flows.
Adjusted EBIT: excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non- GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section — Group Results and — Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted net profit: is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section — Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit, which is the most directly comparable measure included in our Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information: The discussions within the sections — Group Results and — Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (refer to Note 1, Basis of Preparation in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017.

Six months ended June 30			Three months ended June 30
2018	2017	(€ million)	2018	2017
€56,020	€55,644	Net revenues	€28,993	€27,925
48,029	47,083	Cost of revenues	24,972	23,495
3,426	3,747	Selling, general and other costs	1,802	1,906
1,724	1,700	Research and development costs	850	854
162	202	Result from investments	75	106
—	895	Reversal of a Brazilian indirect tax liability	—	895
—	49	Gains on disposal of investments	—	49
4	79	Restructuring costs	1	44
603	805	Net financial expenses	294	369
2,396	3,376	Profit before taxes	1,149	2,307
621	1,580	Tax expense	395	1,152
€1,775	€1,796	Net profit	€754	€1,155
		Net profit attributable to:
€1,764	€1,782	Owners of the parent	€748	€1,145
€11	€14	Non-controlling interests	€6	€10
Net revenues

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€56,020	€55,644	0.7%	9.8%	Net revenues	€28,993	€27,925	3.8%	11.0%
See — Results by Segment below for a discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
Cost of revenues

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€48,029	€47,083	2.0%	11.1%	Cost of revenues	€24,972	€23,495	6.3%	13.5%
85.7%	84.6%			Cost of revenues as % of Net revenues	86.1%	84.1%
The increase in Cost of revenues for the three and six months ended June 30, 2018 compared to the corresponding periods in 2017 was primarily related to (i) an increase in NAFTA, with higher volumes and higher product costs for content enhancements and (ii) vehicle mix in EMEA, which were partially offset by (iii) decreases in Maserati resulting from lower volumes and (iv) foreign currency translation effects.

Selling, general and other costs

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€3,426	€3,747	(8.6)%	(0.8)%	Selling, general and other costs	€1,802	€1,906	(5.5)%	1.0%
6.1%	6.7%			Selling, general and other costs as % of Net revenues	6.2%	6.8%
Selling, general and other costs include advertising, personnel and other costs. Advertising costs accounted for 44.4 percent and 46.9 percent of total Selling, general and other costs for the three months ended June 30, 2018 and 2017, respectively, and 45.3 percent and 45.8 percent for the six months ended June 30, 2018 and 2017.
The decrease in Selling, general and other costs for the three and six months ended June 30, 2018 compared to the corresponding periods in 2017 was primarily due to foreign currency translation effects and lower advertising costs in NAFTA, partially offset by higher advertising costs in LATAM to support new products.
Research and development costs

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€860	€869	(1.0)%	7.2%	Research and development expenditures expensed	€398	€440	(9.5)%	(4.5)%
798	816	(2.2)%	4.5%	Amortization of capitalized development expenditures	386	402	(4.0)%	1.0%
66	15	340.0%	340.0%	Impairment and write-off of capitalized development expenditures	66	12	450.0%	450.0%
€1,724	€1,700	1.4%	8.9%	Total Research and development costs	€850	€854	(0.5)%	4.4%

Six months ended June 30			Three months ended June 30
2018	2017		2018	2017
1.5%	1.6%	Research and development expenditures expensed as % of Net revenues	1.4%	1.6%
1.4%	1.5%	Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.4%
0.1%	—%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.2%	—%
3.1%	3.1%	Total Research and development cost as % of Net revenues	2.9%	3.1%
The decrease in amortization of capitalized development expenditures during the three and six months ended June 30, 2018 compared to the corresponding periods in 2017, was primarily due to foreign currency translation effects, partially offset by higher amortization in NAFTA and LATAM due to new vehicles.
The impairment and write-off of capitalized development expenditures during the the three and six months ended June 30, 2018, primarily in EMEA, was due to changes in product plans in connection with the updated business plan.

Total research and development expenditures during the three and six months ended June 30, 2018 and 2017 were as follows:

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€988	€1,351	(26.9)%	Capitalized development expenditures	€528	€677	(22.0)%
860	869	(1.0)%	Research and development expenditures expensed	398	440	(9.5)%
€1,848	€2,220	(16.8)%	Total Research and development expenditures	€926	€1,117	(17.1)%
53.5%	60.9%		Capitalized development expenditures as % of Total Research and development expenditures	57.0%	60.6%
3.3%	4.0%		Total Research and development expenditures as % of Net revenues	3.2%	4.0%
The decrease in capitalized development expenditures during the three and six months ended June 30, 2018 compared to the corresponding periods in 2017 mainly related to operations in NAFTA due to program timing.
Net financial expenses

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€603	€805	(25.1)%	Net financial expenses	€294	€369	(20.3)%
The decrease in Net financial expenses during the three and six months ended June 30, 2018 compared to the corresponding periods in 2017 was primarily due to year-over-year planned reduction in gross debt.
Tax expense

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€621	€1,580	(60.7)%	Tax expense	€395	€1,152	(65.7)%
26%	47%		Effective tax rate	34%	50%
The decrease in the effective tax rate was primarily related to the €734 million decrease in deferred tax assets in Brazil recognized in Q2 2017 (refer to Note 5, Tax expense), in addition to the impact of the December 2017 U.S. tax reform, partially offset by reduced permanent tax benefits and increased unrecognized deferred tax assets.
Net profit

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€1,775	€1,796	(1.2)%	Net profit	€754	€1,155	(34.7)%
The decrease in Net profit during the three and six months ended June 30, 2018 compared to the corresponding periods in 2017 was primarily due to:

•	a decrease in operating performance; and

•	the €895 million reversal in Q2 2017 of a liability related to Brazilian indirect taxes previously accrued by the Group’s Brazilian subsidiaries.
These were partially offset by:

•	lower Net financial expenses; and

•	lower Tax expense, primarily related to the €734 million decrease in deferred tax assets in Brazil recognized in Q2 2017 (refer to Note 5, Tax expense).
Adjusted EBIT

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER	(€ million)	2018	2017	% Actual	% CER
€3,266	€3,402	(4.0)%	7.3%	Adjusted EBIT	€1,655	€1,867	(11.4)%	(2.7)%
5.8%	6.1%	-30 bps		Adjusted EBIT margin (%)	5.7%	6.7%	-100 bps
The following chart presents the change in Adjusted EBIT by segment for the three months ended June 30, 2018 compared to the corresponding period in 2017.
The following chart presents the change in Adjusted EBIT by segment for the six months ended June 30, 2018 compared to the corresponding period in 2017.
Refer to — Results by Segment below for a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).

The following table is the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted EBIT:

Six months ended June 30			Three months ended June 30
2018	2017	(€ million)	2018	2017
€1,775	€1,796	Net profit	€754	€1,155
621	1,580	Tax expense	395	1,152
603	805	Net financial expenses	294	369
		Adjustments:
115	—	U.S. special bonus payment	—	—
164	55	Impairment expense and supplier obligations	164	55
78	—	Employee benefits settlement losses	78	—
4	79	Restructuring costs	1	44
—	43	Resolution of certain Components legal matters	—	43
(43)	—	Recovery of costs for recall - airbag inflators	(43)	—
(63)	—	Recovery of costs for recall - contested with supplier	—	—
—	(49)	Gains on disposal of investments	—	(49)
—	(895)	Reversal of a Brazilian indirect tax liability	—	(895)
12	(12)	Other	12	(7)
267	(779)	Total Adjustments	212	(809)
€3,266	€3,402	Adjusted EBIT	€1,655	€1,867
During the three months ended June 30, 2018, Adjusted EBIT excluded adjustments primarily related to:

•
€164 million relating to impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan

•	€78 million charge arising on settlement of a portion of a supplemental retirement plan in NAFTA; and

•	€43 million gain from the recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators.
During the six months ended June 30, 2018, in addition to the items above, Adjusted EBIT excluded adjustments primarily related to:

•
€115 million charge in relation to a special bonus payment, announced on January 11, 2018, to approximately 60,000 hourly and salaried employees in the United States, excluding senior management, as a result of the Tax Cuts and Jobs Act; and

•	€63 million gain from the partial recovery of amounts accrued in 2016 in relation to costs for a recall which were contested with a supplier.
During the three and six months ended June 30, 2017 Adjusted EBIT excluded adjustments primarily related to:

•	€895 million gain on the reversal of a liability for Brazilian indirect taxes;

•	€49 million gain on the disposal of the Group's publishing business;

•
restructuring costs of €44 million and €79 million in the three and six months ended June 30, 2017 respectively, which included €40 million and €72 million of workforce restructuring costs in LATAM respectively;

•	€55 million of impairment expense, primarily in relation to LATAM; and

•	€43 million relating to the resolution of certain Components legal matters.

Adjusted net profit

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2018	2017	2018 vs. 2017	(€ million)	2018	2017	2018 vs. 2017
€2,019	€1,751	15.3%	Adjusted net profit	€981	€1,080	(9.2)%
The decrease in Adjusted net profit during the three months ended June 30, 2018 compared to the corresponding period in 2017 was primarily due to lower operating performance partially offset by lower Net financial expenses and Tax expense.
The increase in Adjusted net profit during the six months ended June 30, 2018 compared to the corresponding period in 2017 was primarily due to lower Net financial expenses and lower Tax expense, as described above, more than offsetting lower operating performance.
The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted net profit:

Six months ended June 30			Three months ended June 30
2018	2017	(€ million)	2018	2017
€1,775	€1,796	Net profit	€754	€1,155
267	(779)	Adjustments (as above)	212	(809)
(23)	—	Tax impact on adjustments	15	—
—	281	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	281
—	453	Brazil deferred tax assets write-off	—	453
244	(45)	Total adjustments, net of taxes	227	(75)
€2,019	€1,751	Adjusted net profit	€981	€1,080
During the three months ended June 30, 2018, Adjusted net profit excluded adjustments primarily related to:

•	€15 million charge reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the six months ended June 30, 2018, Adjusted net profit excluded adjustments primarily related to:

•	€23 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above, which includes a €26 million reduction in the impact from the December 2017 U.S. tax reform.
During the three months ended June 30, 2017, Adjusted net profit excluded adjustments related to:

•	€453 million expense relating to the write-off of deferred tax assets in Brazil as reported above; and

•	€281 million expense arising on decrease in deferred tax assets related to the release of the Brazilian indirect tax liability noted above.
During the six months ended June 30, 2017, there were no items excluded from Adjusted net profit in addition to those excluded during the three months ended June 30, 2017.

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended June 30
(€ million, except shipments which are in thousands of units)	2018	2017	2018	2017	2018	2017
NAFTA	€17,539	€16,081	€1,397	€1,351	676	576
LATAM	2,106	2,011	101	60	150	132
APAC	652	976	(98)	44	20	22
EMEA	6,330	6,010	188	200	396	395
Maserati	568	1,074	2	152	8	13
Components	2,609	2,654	130	130	—	—
Other activities	158	191	(52)	(46)	—	—
Unallocated items & eliminations(1)	(969)	(1,072)	(13)	(24)	—	—
Total	€28,993	€27,925	€1,655	€1,867	1,250	1,138

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Six months ended June 30
(€ million, except shipments which are in thousands of units)	2018	2017	2018	2017	2018	2017
NAFTA	€33,952	€33,181	€2,613	€2,592	1,322	1,185
LATAM	3,996	3,683	175	40	282	233
APAC	1,271	1,642	(88)	65	39	38
EMEA	11,970	11,640	370	378	741	735
Maserati	1,322	2,023	88	259	17	25
Components	5,091	5,186	248	248	—	—
Other activities	312	376	(102)	(101)	—	—
Unallocated items & eliminations(1)	(1,894)	(2,087)	(38)	(79)	—	—
Total	€56,020	€55,644	€3,266	€3,402	2,401	2,216
______________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three and six months ended June 30, 2018 as compared to the three and six months ended June 30, 2017. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.
NAFTA

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
1,322	1,185	11.6%	—	Shipments (thousands of units)	676	576	17.4%	—
€33,952	€33,181	2.3%	13.9%	Net revenues (€ million)	€17,539	€16,081	9.1%	17.7%
€2,613	€2,592	0.8%	13.3%	Adjusted EBIT (€ million)	€1,397	€1,351	3.4%	13.0%
7.7%	7.8%	-10 bps	—	Adjusted EBIT margin (%)	8.0%	8.4%	-40 bps	—
Three months ended June 30, 2018
The Group's market share(1) in NAFTA of 12.4 percent in the three months ended June 30, 2018 reflected an increase of 30 bps from 12.1 percent for the same period in 2017. The U.S. market share(1) of 13.0 percent reflected an increase of 60 bps from 12.4 percent in the same period in 2017, with retail share increasing to 12.8 percent, up 80 bps, with U.S. fleet mix increasing to 22 percent of total sales, up from 21 percent.
Shipments
The increase in NAFTA shipments in the three months ended June 30, 2018 compared to the same period in 2017 was mainly due to increased shipments of the all-new Jeep Wrangler, the new Jeep Cherokee and Jeep Compass, as well as the all-new Ram 1500 and the Dodge Journey, which were partially offset by lower volumes of the Ram heavy-duty due to a planned shutdown for re-tooling for the next generation model.
Net revenues
The increase in NAFTA Net revenues in the three months ended June 30, 2018 compared to the same period in 2017 was primarily due to €2.0 billion from increased volumes, net of mix, and €0.8 billion from favorable net price on existing models and new launches, partially offset by €1.4 billion from negative foreign exchange translation effects.

______________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the three months ended June 30, 2018 compared to the same period in 2017.
NAFTA Adjusted EBIT for the three months ended June 30, 2018 increased compared to the same period in 2017 due to:

•	higher volumes, net of unfavorable vehicle mix; and

•	positive net pricing.
These were partially offset by:

•	increased product content and launch costs; and

•	negative foreign exchange translation effects.
Six months ended June 30, 2018
Shipments
The increase in NAFTA shipments in the six months ended June 30, 2018 compared to the same period in 2017 was mainly due to increased shipments of the all-new Jeep Wrangler, new Jeep Cherokee and Jeep Compass, which were partially offset by lower fleet volumes.
Net revenues
The increase in NAFTA Net revenues in the six months ended June 30, 2018 compared to the same period in 2017 was primarily due to €3.6 billion from an increase in volumes and €1.1 billion from positive net pricing, partially offset by €3.8 billion negative foreign exchange translation effects.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the six months ended June 30, 2018 compared to the same period in 2017.
The slight increase in NAFTA Adjusted EBIT for the six months ended June 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	higher shipments and favorable vehicle and market mix;

•	positive net pricing, primarily for new vehicles; and

•	lower selling, general and administrative expenses due to efficiencies and the timing of advertising.
These were partially offset by:

•	higher industrial costs, which mainly related to launch costs and increased product content, as well as depreciation and amortization related to new vehicles; and

•	negative foreign currency translation effects.
LATAM

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
282	233	21.0%	—	Shipments (thousands of units)	150	132	13.6%	—
€3,996	€3,683	8.5%	29.8%	Net revenues (€ million)	€2,106	€2,011	4.7%	25.7%
€175	€40	337.5%	456.5%	Adjusted EBIT (€ million)	€101	€60	68.3%	115.8%
4.4%	1.1%	+330 bps	—	Adjusted EBIT margin (%)	4.8%	3.0%	+180 bps	—
Three months ended June 30, 2018
The Group's market share(1) in LATAM increased to 13.4 percent in the three months ended June 30, 2018 from 12.6 percent in the same period in 2017. The Group's market share in Brazil and Argentina in the three months ended June 30, 2018 increased to 18.4 percent from 17.6 percent and increased to 13.7 percent from 12.6 percent respectively compared to the corresponding period in 2017.
_____________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Shipments
The increase in LATAM shipments in three months ended June 30, 2018 compared to the same period in 2017 was mainly due to the all-new Fiat Argo and Cronos, and Pernambuco-built vehicles, partially offset by discontinued vehicles.
Net revenues
The increase in LATAM Net revenues in the three months ended June 30, 2018 compared to the same period in 2017 was primarily attributable to €0.4 billion from higher shipments, in addition to favorable vehicle mix and positive net pricing, partially offset by €0.4 billion from negative foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended June 30, 2018 compared to the same period in 2017.
The increase in LATAM Adjusted EBIT for the three months ended June 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	higher volumes, positive mix and net pricing, as described above.
This was partially offset by:

•	higher industrial costs, including inefficiencies from the truckers' strike;

•	higher advertising costs relating to new vehicles and inflation; and

•	negative foreign exchange translation effects.
Six months ended June 30, 2018
Shipments
The increase in LATAM shipments in the six months ended June 30, 2018 compared to the same period in 2017 was primarily attributable to the all-new Fiat Argo and Cronos and Fiat Strada, as well as Pernambuco-built vehicles, partially offset by discontinued vehicles.

Net revenues
The increase in LATAM Net revenues in the six months ended June 30, 2018 compared to the same period in 2017 was primarily due to €0.9 billion from higher shipments and favorable vehicle mix and €0.1 billion positive net pricing, which were partially offset by €0.8 billion from negative foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the six months ended June 30, 2018 compared to the same period in 2017.
The increase in LATAM Adjusted EBIT for the six months ended June 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	higher volumes and favorable mix; and

•	positive net pricing.
These were partially offset by:

•	higher industrial costs, including inefficiencies from the truckers' strike; and

•	higher advertising costs related to new vehicles.
APAC

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
109	146	(25.3)%	—	Combined shipments (thousands of units)	53	80	(33.8)%	—
39	38	2.6%	—	Consolidated shipments (thousands of units)	20	22	(9.1)%	—
€1,271	€1,642	(22.6)%	(15.7)%	Net revenues (€ million)	€652	€976	(33.2)%	(28.5)%
€(88)	€65	n.m.	n.m.	Adjusted EBIT (€ million)	€(98)	€44	n.m.	n.m.
(6.9)%	4.0%	n.m.	—	Adjusted EBIT margin (%)	(15.0)%	4.5%	n.m.	—
______________________________________________________________________________________________________________________________
n.m. = number not meaningful

We locally produce and distribute the Jeep Cherokee, Jeep Renegade, all-new Jeep Compass and all-new Jeep Grand Commander through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investment” within the Consolidated Income Statement. We also produce the all-new Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments of our consolidated subsidiaries, which includes vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV joint venture are not included in consolidated shipments and are only in combined shipments.
Three months ended June 30, 2018
Shipments
For the three months ended June 30, 2018, combined shipments decreased as a result of lower shipments from the GAC FCA JV and import volumes, partially offset by increased shipments of the all-new Jeep Compass in India.
For the three months ended June 30, 2018, consolidated shipments decreased mainly as a result of lower import volumes, partially offset by increased shipments of the all-new Jeep Compass in India.
Net revenues
The decrease in APAC Net revenues in the three months ended June 30, 2018 compared to the same period in 2017 was primarily due to lower consolidated volumes, unfavorable mix and pricing actions resulting from announced changes to China import duties.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended June 30, 2018 compared to the same period in 2017.
APAC Adjusted EBIT in the three months ended June 30, 2018 decreased compared to the same period in 2017 primarily due to:

•	lower Net revenues, as described above; and

•	lower results from the GAC FCA JV (included in Other above).
These were partially offset by:

•	lower selling, general and administrative expenses due to lower marketing costs.
Six months ended June 30, 2018
Shipments
For the six months ended June 30, 2018, combined shipments decreased as a result of lower shipments from the GAC FCA JV and import volumes, partially offset by increased shipments of the all-new Jeep Compass in India.
For the six months ended June 30, 2018, consolidated shipments were largely in line compared to those in the same period in 2017, with lower import volumes being offset by increased shipments of the all-new Jeep Compass in India.
Net revenues
The decrease in APAC Net revenues in the six months ended June 30, 2018 compared to the same period in 2017 was primarily due to unfavorable mix and pricing actions resulting from announced changes to China import duties, in addition to negative foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the six months ended June 30, 2018 compared to the same period in 2017.
The decrease in APAC Adjusted EBIT for the six months ended June 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	lower Net revenues, as described above; and

•	lower results from the GAC FCA JV (included in Other above).
These were partially offset by:

•	lower selling, general and administrative expenses.

EMEA

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
741	735	0.8%	—	Shipments (thousands of units)	396	395	0.3%	—
€11,970	€11,640	2.8%	3.6%	Net revenues (€ million)	€6,330	€6,010	5.3%	6.2%
€370	€378	(2.1)%	(3.0)%	Adjusted EBIT (€ million)	€188	€200	(6.0)%	(6.5)%
3.1%	3.2%	-10 bps	—	Adjusted EBIT margin (%)	3.0%	3.3%	-30 bps	—
Three months ended June 30, 2018
During the three months ended June 30, 2018, the Group's market share(1) in the European Union for passenger cars decreased 30 bps to 6.9 percent from 7.2 percent in the same period in 2017, while the Group's market share for light commercial vehicles decreased by 70 bps to 12.5 percent from 13.2 percent.
Shipments
EMEA shipments in the three months ended June 30, 2018 were substantially in line to those in the same period in 2017, with higher Jeep and Alfa Romeo shipments offsetting lower Fiat volumes.
Net revenues
The increase in EMEA Net revenues in the three months ended June 30, 2018 compared to the same period in 2017, was primarily due to favorable vehicle mix which was partially offset by lower net pricing.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended June 30, 2018 compared to the same period in 2017.
The decrease in EMEA Adjusted EBIT in the three months ended June 30, 2018 compared to the same period in 2017 was primarily attributable to:

•	negative net pricing in both passenger cars and light commercial vehicles, including unfavorable foreign exchange translation effects, primarily from British Pound sterling.

______________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

This was partially offset by:

•	purchasing and manufacturing efficiencies as well as favorable foreign currency transaction effects, primarily from U.S. Dollar.
Six months ended June 30, 2018
Shipments
The increase in EMEA shipments in the six months ended June 30, 2018 compared to the same period in 2017 was mainly due to increased shipments of the all-new Jeep Compass and was partially offset by lower Fiat brand shipments.
Net revenues
The increase in EMEA Net revenues in the six months ended June 30, 2018 compared to the same period in 2017 was primarily due to increases from volumes and favorable mix being partially offset by negative net pricing and negative foreign exchange effects.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the six months ended June 30, 2018 compared to the same period in 2017.
The slight decrease in EMEA Adjusted EBIT for the six months ended June 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	negative net pricing, including foreign exchange transaction impacts, primarily from British Pound Sterling.
This was partially offset by:

•	lower industrial costs, primarily due to purchasing and manufacturing efficiencies, as well as favorable foreign currency transaction effects, primarily from U.S. Dollar; and

•	lower selling, general and administrative costs.

Maserati

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
17.2	25.1	(31.5)%	—	Shipments (thousands of units)	7.8	13.2	(40.9)%	—
€1,322	€2,023	(34.7)%	(31.6)%	Net revenues (€ million)	€568	€1,074	(47.1)%	(45.9)%
€88	€259	(66.0)%	(65.7)%	Adjusted EBIT (€ million)	€2	€152	(98.7)%	(98.9)%
6.7%	12.8%	-610 bps	—	Adjusted EBIT margin (%)	0.4%	14.2%	n.m.	—
______________________________________________________________________________________________________________________________
n.m. = number not meaningful
Three months ended June 30, 2018
Shipments
The decrease in Maserati shipments in the three months ended June 30, 2018 compared to the same period in 2017 was primarily attributable to the impact from import duty reductions in China applicable from July 1 delaying wholesale and retail buying decisions.
Net revenues
The decrease in Maserati Net revenues in the three months ended June 30, 2018 compared to the same period in 2017 was primarily due to lower shipments and unfavorable mix.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended June 30, 2018 compared to the same period in 2017 was primarily due to lower volumes and negative pricing in connection with China duty reductions.
Six months ended June 30, 2018
Shipments
The decrease in Maserati shipments in the six months ended June 30, 2018 compared to the same period in 2017 was primarily attributable to the impact from import duty reductions in China applicable from July 1 delaying customer buying decisions, as well as lower Levante and Ghibli volumes overall, partially offset by higher GranTurismo and GranCabrio shipments in the first quarter.
Net revenues
The decrease in Maserati Net revenues in the six months ended June 30, 2018 compared to the same period in 2017, was primarily due to lower volumes and negative foreign currency translation effects.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT for the six months ended June 30, 2018 compared to the same period in 2017 was mainly attributable to:

•	lower shipments and negative foreign exchange effects, as described above; and

•	negative pricing, primarily in connection with China duty reductions.
These were partially offset by:

•	industrial and SG&A cost efficiencies.

Components

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2018 vs. 2017			Three months ended June 30		2018 vs. 2017
2018	2017	% Actual	% CER		2018	2017	% Actual	% CER
€5,091	€5,186	(1.8)%	3.9%	Net revenues (€ million)	€2,609	€2,654	(1.7)%	3.8%
€248	€248	—%	7.7%	Adjusted EBIT (€ million)	€130	€130	—%	7.3%
4.9%	4.8%	+10 bps	—	Adjusted EBIT margin (%)	5.0%	4.9%	+10 bps	—
Three months ended June 30, 2018
Net revenues
The decrease in Components Net revenues in the three months ended June 30, 2018 compared to the same period in 2017, was mainly due to negative foreign exchange translation effects, partially offset by higher volumes at Magneti Marelli.
Adjusted EBIT
Components Adjusted EBIT in the three months ended June 30, 2018 was in line with the same period in 2017, with higher volumes at Magneti Marelli, offset by negative price impacts at Comau and negative foreign exchange translation effects.
Six months ended June 30, 2018
Net revenues
The decrease in Components Net revenues in the six months ended June 30, 2018 compared to the same period in 2017 was primarily due to negative foreign currency translation effects, partially offset by higher volumes in Magneti Marelli and Teksid.
Adjusted EBIT
Components Adjusted EBIT for the six months ended June 30, 2018 was in line compared to the same period in 2017, mainly due to higher volumes in Magneti Marelli and Teksid, offset by price impacts at Comau and negative foreign exchange effects.

Liquidity and Capital Resources
Available Liquidity
The following table summarizes our total available liquidity:

(€ million)	At June 30, 2018	At December 31, 2017
Cash, cash equivalents and current debt securities(1)	€13,527	€12,814
Undrawn committed credit lines(2)	7,643	7,563
Available liquidity(3)	€21,170	€20,377
______________________________________________________________________________________________________________________________
(1) Current debt securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.1 billion long-term dedicated credit lines available to fund scheduled investments at June 30, 2018 (€0.1 billion was undrawn at December 31, 2017). Furthermore excludes the undrawn EIB Term Loan of €0.4 billion signed at the end of June, the drawdown of which took place in July 2018.
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at June 30, 2018 increased €0.8 billion from December 31, 2017 primarily as a result of €1.8 billion positive cash flows from operating activities net of cash used in investing activities and positive foreign exchange translation effects of €0.1 billion, partially offset by the repayment of a note at maturity with a principal amount of €1.25 billion. Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current debt securities available at June 30, 2018, €7.7 billion, or 56.9 percent, were denominated in U.S. Dollar (€7.0 billion, or 54.7 percent, at December 31, 2017) and €2.7 billion, or 20.0 percent, were denominated in Euro (€2.3 billion, or 18.0 percent, at December 31, 2017).
At June 30, 2018, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility, as described below, and €1.4 billion of other revolving credit facilities. At December 31, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion syndicated revolving credit facility, as described below, and approximately €1.3 billion of other revolving credit facilities.
Capital Market and Other Financing Transactions
Medium Term Note Programme
In March 2018, the Group repaid a note at maturity with a principal amount of €1,250 million that was issued through the Medium Term Note (“MTN”) Programme.
Revolving Credit Facilities
In March 2018, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2023. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2018 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 amendment will be amortized over the life of the amended RCF.

European Investment Bank Borrowings
In June 2018, the Group entered into an agreement for a €420 million four-year loan with the European Investment Bank (“EIB”) to support research and development (“R&D”) projects to be implemented by FCA during the period 2018-2020. The drawdown of the loan took place in July 2018.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2018 and 2017. Refer to our Semi-Annual Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017 included elsewhere in this Semi-Annual Report for additional detail.

	Six months ended June 30
(€ million)	2018	2017
Cash flows from operating activities	€5,184	€4,518
Cash flows used in investing activities	(3,354)	(4,469)
Cash flows used in financing activities	(1,312)	(4,373)
Translation exchange differences	87	(688)
Total change in cash and cash equivalents	605	(5,012)
Cash and cash equivalents at beginning of the period	12,638	17,318
Cash and cash equivalents at end of the period	€13,243	€12,306
Operating Activities
For the six months ended June 30, 2018, cash flows from operating activities were the result of Net profit of €1,775 million primarily adjusted: (1) to add back €3,036 million for depreciation and amortization expense, and (2) for the negative effect of the change in working capital of €221 million, which was primarily driven by (i) an increase of €1,159 million in inventories mainly due to the ramp-up of new models in NAFTA as well as volumes increase in LATAM, (ii) an increase of €208 million in trade receivables and (iii) an increase of €353 million in other receivables net of other payables, mainly due to an increase in indirect tax receivables, which were partially offset by (iv) an increase of €1,499 million in trade payables mainly due to increased production volumes in NAFTA compared to year-end December 2017.
For the six months ended June 30, 2017, cash flows from operating activities were primarily the result of Net profit of €1,796 million adjusted: (1) to add back €3,113 million for depreciation and amortization expense and (2) for the negative effect of the change in working capital of €356 million, which was primarily driven by (i) an increase of €1,106 million in inventories mainly due to volume increases in EMEA, LATAM and Maserati, (ii) an increase of €208 million in trade receivables and (iii) an increase of €109 million in other payables and receivables, partially offset by (iv) an increase of €1,067 million in trade payables mainly due to increased production volumes in NAFTA as compared to the quarter to December 31, 2016.
Investing Activities
For the six months ended June 30, 2018, cash used in investing activities was primarily the result of €2,675 million of capital expenditures, including €988 million of capitalized development expenditures, and an increase in receivables from financing activities of €607 million, which was mainly attributable to increased financing in LATAM and EMEA.
For the six months ended June 30, 2017, cash used in investing activities was primarily the result of €4,437 million of capital expenditures, including €1,351 million of capitalized development expenditures. An increase in the portfolio of financial services companies of €231 million, mainly attributable to increased dealer and retail financing in APAC, partially offset by the proceeds received of €144 million from the sale of the investment in CNH Industrial N.V. (“CNHI”), which was recognized in the Change in securities line item within the Statement of Cash Flows.

Financing Activities
For the six months ended June 30, 2018, cash used in financing activities was primarily the result of the repayment of a note at maturity with a principal amount of €1,250 million that was issued through the MTN Programme.
For the six months ended June 30, 2017, cash used in financing activities was primarily the result of (i) the voluntary prepayment of the outstanding principal and accrued interest of U.S.$1,826 million (€1,721 million) of the FCA US Tranche B Term Loan due 2017 and (ii) the repayment at maturity of two notes under the MTN Programme, one with a principal amount of €850 million and one with a principal amount of €1,000 million, and the net prepayment of other debt, primarily in Brazil.
Net cash/(debt) and Net industrial cash/(debt)
The following table summarizes our Net cash/(debt) and Net industrial cash/(debt) at June 30, 2018 and December 31, 2017 and provides a reconciliation of Debt, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Financial Position, to Net cash/(debt).

	At June 30, 2018			At December 31, 2017
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third party debt (principal)	€(14,543)	€(1,825)	€(16,368)	€(16,375)	€(1,647)	€(18,022)
Capital market(1)	(8,266)	(399)	(8,665)	(9,443)	(308)	(9,751)
Bank debt	(5,553)	(1,011)	(6,564)	(6,219)	(986)	(7,205)
Other debt(2)	(724)	(415)	(1,139)	(713)	(353)	(1,066)
Accrued interest and other adjustments(3)	7	(1)	6	53	(2)	51
Debt	(14,536)	(1,826)	(16,362)	(16,322)	(1,649)	(17,971)
Intercompany, net(4)	1,040	(1,040)	—	844	(844)	—
Current financial receivables from jointly-controlled financial services companies(5)	296	—	296	285	—	285
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(13,200)	(2,866)	(16,066)	(15,193)	(2,493)	(17,686)
Derivative financial assets/(liabilities), net and collateral deposits(6)	325	1	326	204	2	206
Current debt securities(7)	284	—	284	176	—	176
Cash and cash equivalents	13,047	196	13,243	12,423	215	12,638
Total Net cash/(debt)	€456	€(2,669)	€(2,213)	€(2,390)	€(2,276)	€(4,666)
______________________________________________________________________________________________________________________________
(1) Includes notes (€8,246 million at June 30, 2018 and €9,422 million at December 31, 2017) and other debt instruments (€419 million at June 30, 2018 and €329 million at December 31, 2017) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset backed financing, (i.e., sales of receivables for which de-recognition is not allowed under IFRS) (€462 million at June 30, 2018 and €360 million at December 31, 2017), arrangements accounted for as a lease under IFRIC 4-Determining whether an arrangement contains a lease, and other financial payables.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest as well as other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€1,182 million at June 30, 2018 and €983 million at December 31, 2017) and industrial activities entities' financial payables due to financial services entities (€142 million at June 30, 2018 and €139 million at December 31, 2017).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €257 million at June 30, 2018 and net positive €145 million at December 31, 2017) and collateral deposits (€69 million at June 30, 2018 and €61 million at December 31, 2017).
(7) Excludes certain debt securities held pursuant to applicable regulations (€67 million at June 30, 2018 and €59 million at December 31, 2017).
Net cash/(debt) decreased by €2,453 million from €(4,666) million at December 31, 2017 to €(2,213) million at June 30, 2018.
Net industrial cash/(debt) decreased €2,846 million from €(2,390) million at December 31, 2017 to a Net industrial cash/(debt) position of €456 million at June 30, 2018, primarily reflecting Industrial free cash flows of €2,475 million for the period (refer to Industrial free cash flows, below) and positive foreign exchange.
Net cash/(debt) from financial services increased €393 million from €(2,276) million at December 31, 2017 to €(2,669) million at June 30, 2018, primarily due to an increase in the receivables portfolio.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the six months ended June 30, 2018 and 2017:

	Six months ended June 30
(€ million)	2018	2017
Cash flows from operating activities	€5,184	€4,518
Less: Operating activities not attributable to industrial activities	(35)	(90)
Less: Capital expenditures for industrial activities	(2,674)	(4,436)
Industrial free cash flows	€2,475	€(8)
For the six months ended June 30, 2018 Industrial free cash flows increased by €2,483 million as compared to the six months ended June 30, 2017, primarily due to lower capital expenditures for industrial activities and higher cash flows from operating activities.

Important events during the six months ended June 30, 2018
In February 2018, S&P Global Ratings raised its long-term corporate credit rating on FCA NV from BB to BB+, confirmed its short-term credit rating at B and maintained a Positive Outlook.
In March 2018, Moody’s Investors Service raised the Corporate Family Rating of FCA N.V. from Ba3 positive to Ba2 stable and the rating on the bonds issued or guaranteed by FCA NV from B1 to Ba3.
In March 2018, the Group repaid a note at maturity with a principal amount of €1,250 million that was issued through the Medium Term Note Programme.
In March 2018, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2023. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor.
On April 5, 2018, the FCA Board of Directors announced that it had authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from the Group and to distribute shares of a new holding company for Magneti Marelli to the shareholders of FCA. The separation is expected to be completed by the end of 2018 or early 2019 and shares of Magneti Marelli are expected to be listed on the Milan stock exchange. The separation of Magneti Marelli will be subject to customary regulatory approvals, tax and legal considerations, final approval of the transaction structure by the FCA Board of Directors and other customary requirements.
In May 2018, the Group announced a further expansion of the partnership with Waymo with an agreement to deliver up to an additional 62,000 Chrysler Pacifica Hybrid minivans to Waymo’s self-driving fleet over the next three years.
On June 1, 2018, FCA's Chief Executive Officer Sergio Marchionne, together with members of the Group's executive management, presented the Group’s 2018-2022 Business Plan.
The updated Business Plan builds upon the strategic actions taken in the prior plan to generate volume growth and margin expansion through the following:

•
Continued emphasis on building strong brands by leveraging renewals of key products and portfolio expansion through new white space products with particular focus on the Jeep, Ram, Maserati and Alfa Romeo brands;

•	Continue to focus on industrial rationalization to deliver cost savings through Manufacturing and Purchasing efficiencies;

•	Implementation of various electrified powertrain applications throughout the portfolio to achieve regulatory compliance;

•	Continue to partner with various outside experts to enhance skill set related to autonomous driving technologies, preserve full optionality and ensure speed to market; and

•
Maintain a disciplined approach to the deployment of capital which includes re-establishment of consistent shareholder remuneration actions and pursuit of new business opportunities such as a U.S. captive finance company to maximize value creation.

We continue to assess the potential impacts of operationalizing and implementing the strategic targets set out in the updated Business Plan, including re-allocation of our resources, which may impact the recoverability of certain of our assets or asset groups in future periods. For example, we announced our intention to phase out diesel engines by 2021 for passenger cars in certain markets in Europe while production will continue for LCVs. As we assess and determine the ultimate use of these assets, such as continued production for use in markets outside Europe, there may be further impairments or changes in useful lives.

In June 2018, the Group entered into an agreement for a €420 million four-year loan with the European Investment Bank to support research and development projects to be implemented by FCA during the period 2018-2020. FCA investment in R&D for the period 2018-2020 has a number of key objectives including electrification technology solutions for hybrid and battery electric vehicles and the development of autonomous driving. The drawdown of the loan took place in July 2018.
During the six months ended June 30, 2018, the all-new Ram 1500 and Maserati Levante Trofeo were launched globally and the all-new Jeep Wrangler, new Jeep Cherokee and Jeep Grand Cherokee Trackhawk were debuted in Europe at the 2018 Geneva International Motor Show. The all-new Jeep Grand Commander was launched in China and both the Maserati GranLusso and GranSport ranges were showcased at Auto China 2018 in Beijing.
Recent Developments
Our Board of Directors resolved on July 21, 2018 to name Michael Manley Chief Executive Officer (“CEO”) and to grant him all the powers necessary to act as CEO with immediate effect. At an extraordinary Shareholders’ Meeting to be called, the Board will propose that Mr. Manley be elected to the Board and serve as an executive director of the Company.

Risks and Uncertainties
Except as noted below, the Group believes that the risks and uncertainties identified for the six months ended June 30, 2018 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in Item 3D of the Group's Form 20-F for the year ended December 31, 2017 filed with the SEC on February 20, 2018, and the Annual Report for the year ended December 31, 2017 filed with the AFM also on February 20, 2018. Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.
Regarding the risk factor, Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control, the Group adds the following:
There has been a recent and significant increase in activity and speculation regarding tariffs and duties between the U.S. and its trading partners. Tariffs or duties implemented between the U.S. and its trading partners could have a material adverse effect on our business, financial condition and results of operations. Tariffs or duties that directly impact our products could reduce consumer demand and/or make our products less profitable. In addition, a continued escalation in tariff or duty activity between the U.S. and its major trading partners could negatively impact global economic activity, which could in turn reduce demand for our products.

Outlook(1)
Based on the performance of APAC and Maserati for the three months ended June 30, 2018, which were impacted by changes in China import duties; slower than planned ramp-up of the all-new RAM 1500; and the impact on consumer confidence in Brazil coming from the recent truckers’ strike which we expect to continue through the upcoming elections, the Group revised its 2018 full year guidance as reported below. Adjusted net profit is confirmed at ~ €5 billion reflecting expected lower financial charges and effective tax rate.

Net revenues	€115 - €118 billion from ~ €125 billion
Adjusted EBIT	€7.5 - €8.0 billion from ≥ €8.7 billion
Adjusted net profit	~ €5.0 billion - confirmed
Net industrial cash	~ €3.0 billion from ~ €4.0 billion

______________________________________________________________________________________________________________________________
(1) Amounts do not include any impacts from the previously announced potential spin-off of the Magneti Marelli business

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2018	2017	2018	2017
Net revenues	3	€28,993	€27,925	€56,020	€55,644
Cost of revenues		24,972	23,495	48,029	47,083
Selling, general and other costs		1,802	1,906	3,426	3,747
Research and development costs		850	854	1,724	1,700
Result from investments		75	106	162	202
Reversal of a Brazilian indirect tax liability		—	895	—	895
Gains on disposal of investments		—	49	—	49
Restructuring costs		1	44	4	79
Net financial expenses	4	294	369	603	805
Profit before taxes		1,149	2,307	2,396	3,376
Tax expense	5	395	1,152	621	1,580
Net profit		€754	€1,155	€1,775	€1,796

Net profit attributable to:
Owners of the parent		748	1,145	1,764	1,782
Non-controlling interests		6	10	11	14
		€754	€1,155	€1,775	€1,796

Earnings per share:	18
Basic earnings per share		€0.48	€0.74	€1.14	€1.16
Diluted earnings per share		€0.48	€0.74	€1.13	€1.15

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2018	2017	2018	2017
Net profit (A)		€754	€1,155	€1,775	€1,796

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	17
Gains/(losses) on re-measurement of defined benefit plans		(5)	—	(5)	—
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		—	—	—	11
Tax effect		3	—	3	—
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		(2)	—	(2)	11

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	17
(Losses)/gains on cash flow hedging instruments		(62)	79	53	140
Foreign exchange gains/(losses)		292	(1,155)	(146)	(1,171)
Share of Other comprehensive loss for equity method investees		(32)	(26)	(60)	(47)
Tax effect		3	7	(28)	(3)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		201	(1,095)	(181)	(1,081)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		199	(1,095)	(183)	(1,070)

Total Comprehensive income (A)+(B)		€953	€60	€1,592	€726

Total Comprehensive income attributable to:
Owners of the parent		€945	€50	€1,581	€711
Non-controlling interests		8	10	11	15
		€953	€60	€1,592	€726

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2018	At December 31, 2017
Assets
Goodwill and intangible assets with indefinite useful lives	6	€13,772	€13,390
Other intangible assets		11,819	11,542
Property, plant and equipment		28,028	29,014
Investments accounted for using the equity method		2,024	2,008
Other financial assets		494	482
Deferred tax assets		2,029	2,004
Trade and other receivables	7	695	666
Tax receivables		82	83
Prepaid expenses and other assets		316	328
Other non-current assets		423	508
Total Non-current assets		59,682	60,025
Inventories	8	14,073	12,922
Assets sold with a buy-back commitment		2,449	1,748
Trade and other receivables	7	8,705	7,887
Tax receivables		195	215
Prepaid expenses and other assets		411	377
Other financial assets		779	487
Cash and cash equivalents		13,243	12,638
Total Current assets		39,855	36,274
Total Assets		€99,537	€96,299
Equity and liabilities
Equity	17
Equity attributable to owners of the parent		€22,485	€20,819
Non-controlling interests		188	168
Total Equity		22,673	20,987
Liabilities
Long-term debt	12	10,446	10,726
Employee benefits liabilities	10	8,864	8,584
Provisions	11	5,788	5,770
Other financial liabilities		11	1
Deferred tax liabilities		592	388
Tax payables		43	74
Other liabilities	13	2,479	2,500
Total Non-current liabilities		28,223	28,043
Trade payables		23,497	21,939
Short-term debt and current portion of long-term debt	12	5,916	7,245
Other financial liabilities		188	138
Employee benefits liabilities	10	611	694
Provisions	11	9,146	9,009
Tax payables		358	309
Other liabilities	13	8,925	7,935
Total Current liabilities		48,641	47,269
Total Equity and liabilities		€99,537	€96,299

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30
	Note	2018	2017
Cash flows from operating activities:
Net profit		€1,775	€1,796
Amortization and depreciation		3,036	3,113
Change in inventories, trade and other receivables and payables		(221)	(356)
Dividends received		72	46
Change in provisions		199	(353)
Change in deferred taxes		49	459
Other changes		274	(187)
Total		5,184	4,518
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(2,675)	(4,437)
Net change in receivables from financing activities		(607)	(231)
Change in securities		(104)	174
Other changes		32	25
Total		(3,354)	(4,469)
Cash flows used in financing activities:
Repayment of notes	12	(1,250)	(1,850)
Issuance of other long-term debt		504	471
Repayment of other long-term debt	12	(789)	(2,438)
Net change in short-term debt and other financial assets/liabilities		212	(552)
Capital increase		11	—
Other changes		—	(4)
Total		(1,312)	(4,373)
Translation exchange differences		87	(688)
Total change in Cash and cash equivalents		605	(5,012)
Cash and cash equivalents at beginning of the period		12,638	17,318
Cash and cash equivalents at end of the period		€13,243	€12,306

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2016	€19	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
Net profit	—	1,782	—	—	—	—	—	14	1,796
Disposal of publishing business	—	(64)	—	—	—	5	—	(28)	(87)
Other comprehensive income/(loss)	—	—	134	(1,169)	11	—	(47)	1	(1,070)
Share-based compensation(1)	—	63	—	—	—	—	—	—	63
Other changes	—	(6)	—	—	—	—	—	4	(2)
At June 30, 2017	€19	€19,087	€71	€1,743	€—	€(763)	€(280)	€176	€20,053
______________________________________________________________________________________________________________________________
(1) Includes €17 million tax benefit related to the long-term incentive plans.

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2017	€19	€20,921	€68	€970	€3	€(810)	€(352)	€168	€20,987
Impact from the adoption of IFRS 15 and IFRS 9	—	21	—	—	—	—	—	—	21
At January 1, 2018	19	20,942	68	970	3	(810)	(352)	168	21,008
Capital increase	—	—	—	—	—	—	—	11	11
Net profit	—	1,764	—	—	—	—	—	11	1,775
Other comprehensive income/(loss)	—	—	25	(146)	—	(2)	(60)	—	(183)
Share-based compensation(1)	—	66	—	—	—	—	—	—	66
Other changes(2)	—	1	(3)	—	—	—	—	(2)	(4)
At June 30, 2018	€19	€22,773	€90	€824	€3	€(812)	€(412)	€188	€22,673
______________________________________________________________________________________________________________________________
(1) Includes €30 million tax benefit related to the long-term incentive plans.
(2) Includes €3 million deferred net hedging gains transferred to inventory, net of tax

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 25, 2018 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2017 included within the Annual Report for the year ended December 31, 2017, filed with the AFM on February 20, 2018 (the “FCA Consolidated Financial Statements at December 31, 2017”). The accounting policies are consistent with those used at December 31, 2017, except as described in the section — New standards and amendments effective from January 1, 2018 below.
Basis of preparation
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2017.

______________________________________________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2018
The cumulative effect of the changes made to our Consolidated Statement of Financial Position as of January 1, 2018 for the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments is as follows:

(€ million)	At December 31, 2017 (as previously reported)	IFRS 15 Adoption Effect	IFRS 9 Adoption Effect	At January 1, 2018 (as adjusted)
Assets
Goodwill and intangible assets with indefinite useful lives	€13,390	€—	€—	€13,390
Other intangible assets	11,542	—	—	11,542
Property, plant and equipment	29,014	—	—	29,014
Investments accounted for using the equity method	2,008	—	(9)	1,999
Other financial assets	482	—	(59)	423
Deferred tax assets	2,004	(5)	—	1,999
Trade and other receivables	666	—	—	666
Tax receivables	83	—	—	83
Prepaid expenses and other assets(1)	328	—	—	328
Other non-current assets	508	—	—	508
Total Non-current assets	60,025	(5)	(68)	59,952
Inventories	12,922	—	—	12,922
Assets sold with a buy-back commitment	1,748	(288)	—	1,460
Trade and other receivables	7,887	—	—	7,887
Tax receivables	215	—	—	215
Prepaid expenses and other assets(1)	377	—	—	377
Other financial assets	487	—	59	546
Cash and cash equivalents	12,638	—	—	12,638
Total Current assets	36,274	(288)	59	36,045
Total Assets	€96,299	€(293)	€(9)	€95,997
Equity and liabilities
Equity
Equity attributable to owners of the parent	€20,819	€30	€(9)	€20,840
Non-controlling interests	168	—	—	168
Total Equity	20,987	30	(9)	21,008
Liabilities
Long-term debt	10,726	—	—	10,726
Employee benefits liabilities	8,584	—	—	8,584
Provisions	5,770	—	—	5,770
Other financial liabilities	1	—	—	1
Deferred tax liabilities	388	2	—	390
Tax payables	74	—	—	74
Other liabilities	2,500	(17)	—	2,483
Total Non-current liabilities	28,043	(15)	—	28,028
Trade payables	21,939	(73)	—	21,866
Short-term debt and current portion of long-term debt	7,245	—	—	7,245
Other financial liabilities	138	—	—	138
Employee benefits liabilities	694	—	—	694
Provisions	9,009	1	—	9,010
Tax payables	309	—	—	309
Other liabilities	7,935	(236)	—	7,699
Total Current liabilities	47,269	(308)	—	46,961
Total Equity and liabilities	€96,299	€(293)	€(9)	€95,997
______________________________________________________________________________________________________________________________
(1) Caption previously reported as “Accrued income and prepaid expenses”

IFRS 15 - Revenue from contracts with customers
IFRS 15 - Revenue from contracts with customers (“IFRS 15”) requires companies to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive for those goods or services. The Group adopted IFRS 15 and all the related amendments using the modified retrospective method, with the cumulative effect of initially applying the standard recognized as an adjustment to the Group’s opening equity balance on January 1, 2018. The comparative period has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. We do not expect a material impact to our Consolidated Financial Statements from the adoption of this standard on an ongoing basis.
The majority of our revenue continues to be recognized in a manner consistent with prior years. Revenue from the sale of vehicles and service parts is recognized upon transfer of control to our customers, which generally corresponds to the date when the vehicles and service parts are made available to dealers or distributors, or when the vehicles and service parts are released to the carrier responsible for transporting them to dealers or distributors. Under IFRS 15, however, new vehicle sales through our Guarantee Depreciation Program (“GDP”), under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, as well as those vehicles which include a put option for which the customer does not have a significant economic incentive to exercise, will be recognized as revenue when the vehicles are shipped, rather than being accounted for as an operating lease.
The impact of adoption on our Semi-Annual Condensed Consolidated Income Statement for the three and six months ended June 30, 2018 and Semi-Annual Condensed Consolidated Statement of Financial Position at June 30, 2018 was as follows:

	Three months ended June 30, 2018
	As reported	Amounts without adoption of IFRS 15	Effect of change higher/(lower)
	(€ million)
Consolidated Income Statement
Net revenues	28,993	28,983	10
Cost of revenues	24,972	24,964	8
Tax expense	395	394	1
Net profit	754	753	1

	Six months ended June 30, 2018
	As reported	Amounts without adoption of IFRS 15	Effect of change higher/(lower)
	(€ million)
Consolidated Income Statement
Net revenues	56,020	56,042	(22)
Cost of revenues	48,029	48,059	(30)
Tax expense	621	618	3
Net profit	1,775	1,770	5

	At June 30, 2018
	As reported	Balances without adoption of IFRS 15	Effect of change higher/(lower)
	(€ million)
Consolidated Statement of Financial Position
Assets
Deferred tax assets	2,029	2,034	(5)
Assets sold with a buy-back commitment	2,449	2,709	(260)

Equity
Equity attributable to owners of the parent	22,485	22,450	35

Liabilities
Deferred tax liabilities	592	587	5
Other liabilities (non-current)	2,479	2,499	(20)
Trade payables	23,497	23,547	(50)
Provisions (current)	9,146	9,140	6
Other liabilities (current)	8,925	9,166	(241)
Revenue recognition
Revenue is recognized when control of our vehicles, services or parts has been transferred and the Group’s performance obligations to our customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services. The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment. The Group recognizes a contract liability when it invoices an amount to a customer prior to the transfer of the goods or services provided. When the Group gives our customers the right to return eligible goods, the Group estimates the expected returns based on an analysis of historical experiences. Sales, value added and other taxes that the Group collects on behalf of others concurrently with revenue generating activities are excluded from revenue and are recognized within the Other liabilities and the Tax payables line items in the Consolidated Statement of Financial Position. Incidental items that are immaterial in the context of the contract are recognized as expense.
The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent that the Group sells the good or service separately in the same market, the standalone selling price is the observable price at which the Group sells the good or service separately. For all other goods or services, the Group estimates the standalone selling price using a cost-plus-margin approach.
Sales of goods
The Group has determined that our customers from the sale of vehicles and service parts are generally dealers, distributors or fleet customers. Transfer of control, and therefore revenue recognition, generally corresponds to the date when the vehicles or service parts are made available to the customer, or when the vehicles or service parts are released to the carrier responsible for transporting them to the customer. This is also the point at which invoices are issued, with payment for vehicles typically due immediately and payment for service parts typically due in the following month. For component part sales, revenue recognition is consistent with that of service parts. The Group also sells tooling, with control transferring at the point in time when the customer accepts the tooling.

The cost of incentives, if any, is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to the vehicle as the intent of the incentives is to encourage sales of vehicles. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. Refer to the section - Sales incentives included within the 2017 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2017”) for more information on these programs.
New vehicle sales through GDP are recognized as revenue when control of the vehicle transfers to the fleet customer, except in situations where the Group issues a put for which there is a significant economic incentive to exercise, as discussed below. Upon recognition of the vehicle revenue, the Group establishes a liability equal to the estimated amount of any residual value guarantee.
The Group also sells vehicles where, in addition to guaranteeing the residual value, the contract includes a put option whereby the fleet customer can require the Group to repurchase the vehicles. For these types of arrangements, the Group assesses whether a significant economic incentive exists for the customer to exercise its put option. If the Group determines that a significant economic incentive does not exist for the customer to exercise its put option, then revenue is recognized when control of the vehicle transfers to the fleet customer and a liability is recognized equal to the estimated amount of the residual value guarantee. If the Group determines that a significant economic incentive exists, then the arrangement is accounted for similarly to a repurchase obligation, as described in Lease installments from assets sold with buy-back commitments below.
Services provided
When control of a good transfers to the customer prior to the completion of shipping activities for which FCA is responsible, this represents a separate performance obligation for which the shipping revenue is recognized when the shipping service is complete. Other revenues from services provided are primarily comprised of maintenance plans and extended warranties, and are recognized over the contract period in proportion to the costs expected to be incurred based on our historical experience. These services are either included in the selling price of the vehicle or separately priced. Revenue for services is allocated based on the estimated stand-alone selling price. Costs associated with the sale of contracts are deferred and are subsequently amortized to expense consistent with how the related revenue is recognized. The Group had €187 million of deferred service contract costs at June 30, 2018 and recognized €21 million and €41 million of amortization expense during the three and six months ended June 30, 2018, respectively.
Contract revenues
Revenue from construction contracts, which is comprised of industrial automation systems sold by the Group's Components segment, is recognized as revenue over the contract period in proportion to the costs expected to be incurred based on our historical experience. A loss is recognized if the sum of the expected costs for services under the contract exceeds the transaction price.
Lease installments from assets sold with buy-back commitments
Vehicle sales to fleet customers can include a repurchase obligation, whereby the Group is required to repurchase the vehicles at a given point in time. The Group accounts for such sales as an operating lease. Upon the transfer of vehicles to the fleet customer, the Group records a liability equal to the proceeds received within Other liabilities in the Consolidated Statement of Financial Position. The difference between the proceeds received and the guaranteed repurchase amount is recognized as revenue over the contractual term on a straight-line basis. The cost of the vehicle is recorded within Assets sold with a buy-back commitment in the Consolidated Statement of Financial Position and the difference between the cost of the vehicle and the estimated residual value is recognized within Cost of revenues in the Consolidated Income Statement over the contractual term.
Interest income of financial services activities
Interest income, which is primarily generated from the Group by providing dealer and retail financing, is recognized using the effective interest method.

IFRS 9 - Financial Instruments
IFRS 9 - Financial Instruments (“IFRS 9”) replaces IAS 39 - Financial Instruments. In particular, it amends the previous guidance in three main areas:

•	The classification and measurement of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held;

•	The accounting for impairment of financial assets through the introduction of an “expected credit loss” impairment model, replacing the incurred loss method under IAS 39; and

•
Hedge accounting, in particular removing some of the restrictions in applying hedge accounting under IAS 39 and to more closely align the accounting for hedge instruments with risk management policies.

In accordance with the transitional provisions in IFRS 9, the Group did not restate prior periods. For hedge accounting, the Group applied the standard prospectively. Comparative figures have not been restated for the classification and measurement provisions of the standard, including impairment, and continue to be reported under the accounting standards in effect for periods prior to January 1, 2018. The impact of adoption on our Consolidated Financial Statements was not material.
Financial assets and liabilities
Financial assets primarily include trade receivables, receivables from financing activities, investments in other companies, derivative financial instruments, cash and cash equivalents, and debt securities that represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities primarily consist of debt, derivative financial instruments, trade payables and other liabilities. The classification of financial liabilities under IFRS 9 is unchanged compared with the previous accounting requirements under IAS 39.
Receivables from dealer financing activities are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the Group's financial services companies. These receivables are interest bearing with the exception of an initial, limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary according to market and payment terms, which range from two to twelve months.
Classification and measurement (policy applicable from January 1, 2018)
The classification of a financial asset is dependent on the Group’s business model for managing such financial assets and their contractual cash flows. The Group considers whether the contractual cash flows represent solely payments of principal and interest that are consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at fair value through profit or loss (“FVPL”).

Financial asset cash flow business model	Initial measurement(1)	Measurement category(3)
Solely to collect the contractual cash flows (Held to Collect)	Fair Value including transaction costs	Amortized Cost(2)
Collect both the contractual cash flows and generate cash flows arising from the sale of assets (Held to Collect and Sell)	Fair Value including transaction costs	Fair value through other comprehensive income (“FVOCI”)
Generate cash flows primarily from the sale of assets (Held to Sell)	Fair Value	FVPL
______________________________________________________________________________________________________________________________
(1) A trade receivable without a significant financing component, as defined by IFRS 15, is initially measured at the transaction price.
(2) Receivables with maturities of over one year, which bear no interest or have an interest rate significantly lower than market rates are discounted using market rates.
(3) On initial recognition, the Group may irrevocably designate a financial asset at FVPL that otherwise meets the requirements to be measured at amortized cost or at FVOCI if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Factors considered by the Group in determining the business model for a group of financial assets include:

•	past experience on how the cash flows for these assets were collected;

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales activity expectations;

•	how the asset’s performance is evaluated and reported to key management personnel; and

•	how risks are assessed and managed and how management is compensated.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value and consist of balances across various primary national and international money market instruments. Money market funds consist of investments in high quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVPL. Cash at banks and Other cash equivalents are measured at amortized cost.
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value may be measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other comprehensive income (“OCI”) upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Generally, any dividends from these investments are recognized in Other income from investments within Result from investments when the Group’s right to receive payment is established. Other net gains and losses are recognized in OCI and will not be reclassified to the Consolidated Income Statement in subsequent periods. Impairment losses (and the reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value in OCI.
Impairment of financial assets (policy applicable from January 1, 2018)
The Group’s credit risk differs in relation to the type of activity. In particular, receivables from financing activities, such as dealer and retail financing that are carried out through the Group’s financial services companies, are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, whereas trade receivables arising from the sale of vehicles and spare parts, are mostly exposed to the direct risk of counterparty default. These risks are mitigated by the fact that collection exposure is spread across a large number of counterparties.
The IFRS 9 impairment requirements are based on a forward-looking expected credit loss (“ECL”) model. ECL is a probability-weighted estimate of the present value of cash shortfalls.
The calculation of the amount of ECL is based on the risk of default by the counterparty, which is determined by taking into account the information available at the end of each reporting period as to the counterparty’s solvency, the fair value of any guarantees and the Group’s historical experience. The Group considers a financial asset to be in default when: (i) the borrower is unlikely to pay its obligations in full and without consideration of compensating guarantees or collateral (if any exist); or (ii) the financial asset is more than 90 days past due.

The Group applies two impairment models for financial assets as set out in IFRS 9: the simplified approach and the general approach. The table below indicates the impairment model used for each of our financial asset categories. Impairment losses on financial assets are recognized in the Consolidated Income Statement within the corresponding line items, based on the classification of the counterparty.

Financial asset	IFRS 9 impairment model
Trade receivables	Simplified approach
Receivables from financing activities	General approach
Other receivables	General approach
In order to test for impairment, individually significant receivables and receivables for which collectability is at risk are assessed individually, while all other receivables are grouped into homogeneous risk categories based on shared risk characteristics such as instrument type, industry or geographical location of the counterparty.
The simplified approach for determining the lifetime ECL allowance is performed in two steps:

•	All trade receivables that are in default, as defined above, are individually assessed for impairment; and

•	A general reserve is recognized for all other trade receivables (including those not past due) based on historical loss rates.
The Group applies the general approach as determined by IFRS 9 by assessing at each reporting date whether there has been a significant increase in credit risk on the financial instrument since initial recognition. The Group considers receivables to have experienced a significant increase in credit risk when certain quantitative or qualitative indicators have been met or the borrower is more than 30 days past due on its contractual payments.
The “three-stages” for determining and measuring the impairment based on changes in credit quality since initial recognition are summarized below:

Stage	Description	Time period for measurement of ECL
Stage 1	A financial instrument that is not credit-impaired on initial recognition	12-month ECL
Stage 2	A financial instrument with a significant increase in credit risk since initial recognition	Lifetime ECL
Stage 3	A financial instrument that is credit-impaired or has defaulted	Lifetime ECL
Considering forward-looking economic information, ECL is determined by projecting the probability of default, exposure at default and loss given default for each future contractual period and for each individual exposure or collective portfolio. The discount rate used in the ECL calculation is the stated effective interest rate or an approximation thereof. Each reporting period, the assumptions underlying the ECL calculation are reviewed and updated as necessary. Since adoption, there have been no significant changes in estimation techniques or significant assumptions that led to material changes in the ECL allowance.
The gross carrying amount of a financial asset is written-off to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that a debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities.

Derivative financial instruments (policy applicable from January 1, 2018)
Derivative financial instruments are used for economic hedging purposes in order to reduce currency, interest rate and market price risks (primarily related to commodities). In accordance with IFRS 9, derivative financial instruments are recognized on the basis of the settlement date and, upon initial recognition, are measured at fair value less (in case a financial asset is not measured at FVPL) transaction costs that are directly attributable to the acquisition of the financial assets. Subsequent to initial recognition, all derivative financial instruments are measured at fair value. Furthermore, derivative financial instruments qualify for hedge accounting when (i) there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge at inception of the hedge and (ii) the hedge is expected to be effective.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•
Fair value hedges - where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability attributable to a particular risk that could affect the Consolidated Income Statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated Income Statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated Income Statement.

•
Cash flow hedges - where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated Income Statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). When the hedged forecasted transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in Other comprehensive income/(loss) are reclassified and included in the initial measurement of the cost of the non-financial asset. The effective portion of any gain or loss is recognized in the Consolidated Income Statement at the same time as the economic effect arising from the hedged item that affects the Consolidated Income Statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated Income Statement immediately.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains and is recognized in the Consolidated Income Statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) is recognized in the Consolidated Income Statement immediately.

•
Hedges of a net investment - if a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated Income Statement upon disposal of the foreign operation.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match closely or exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match closely or perfectly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.
Ineffectiveness is measured by comparing the cumulative changes in fair value of the hedging instrument and cumulative change in fair value of the hedged item arising from the designated risk. The primary potential sources of hedge ineffectiveness are mismatches in timing or the critical terms of the hedged item and the hedging instrument.
The hedge ratio is the relationship between the quantity of the derivative and the hedged item. The Group’s derivatives have the same underlying quantity as the hedged items, therefore the hedge ratio is expected to be one for one.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated Income Statement.

Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated Income Statement.
The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses requiring first loss cover (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), whereby the transferor has priority participation in the losses, or requires a significant exposure to the variability of cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IFRS 9 for the derecognition of the assets since the risks and rewards connected with ownership of the financial asset are not substantially transferred, and accordingly the Group continues to recognize these receivables within the Consolidated Statement of Financial Position and recognizes a financial liability for the same amount under Asset-backed financing, which is included within Debt. These types of receivables are classified as held-to-collect, since the business model is consistent with the Group’s continuing recognition of the receivables.
Transition
The total impact on the Group’s Equity attributable to owners of the parent as at January 1, 2018, resulting from the initial application of the IFRS 9 impairment model on the financial assets held by FCA Bank, our jointly-controlled financial services company, which is accounted for under the equity method, is as follows:

At January 1, 2018
(€ million)
Equity attributable to owners of the parent - IAS 39	€20,819
Impact on the Equity method (net of tax)	(9)
Adjusted Equity attributable to owners of the parent - IFRS 9	€20,810
During the six months ended June 30, 2018, the Group reclassified €3 million of gains from OCI to Inventories.
The Group does not expect a material impact to its Net profit on an ongoing basis from the adoption of this standard.
On January 1, 2018, the financial instruments of the Group were reclassified into the appropriate IFRS 9 categories. The main effects resulting from the reclassification between measurement categories are as follows:

Financial statement line item	IAS 39 measurement category(D)	At December 31, 2017	Reclassification		At January 1, 2018	IFRS 9 measurement category	Financial statement line item
(€ million)
Other financial assets (non-current)							Other financial assets (non-current)
Derivative financial assets	FVPL(E)	€19	€—		€19	FVPL(E)	Derivative financial assets
Debt securities measured at fair value through profit or loss	FVPL	59	(59)	(A)
Debt securities held-to-maturity	AC	2	(2)
			2		2	AC	Other assets
Equity instruments measured at cost	Cost	43	(43)	(B)
			20	(B)	20	FVPL	Equity instruments measured at FVPL
Equity instruments measured at fair value through other comprehensive income	FVOCI (AFS)	23	23	(B)	46	FVOCI	Equity instruments measured at FVOCI
Financial receivables	AC (L&R)	275	—		275	AC	Financial receivables
Collateral deposits	FVPL	61	—		61	FVPL	Collateral deposits
Total Other financial assets		€482	€(59)		€423		Total Other financial assets

Financial statement line item	IAS 39 measurement category(D)	At December 31, 2017	Reclassification		At January 1, 2018	IFRS 9 measurement category	Financial statement line item
(€ million)
Other receivables (non-current)							Other receivables (non-current)
Receivables from financing activities	AC (L&R)	€194	€—		€194	AC	Receivables from financing activities
Other receivables	AC (L&R)	472	—		472	AC	Other receivables
Total Other receivables		€666	€—		€666		Total Other receivables

Trade and other receivables (current)							Trade and other receivables (current)
Trade receivables	AC (L&R)	€2,460	€(28)	(C)	€2,432	AC	Trade receivables
			28	(C)	28	FVPL	Trade receivables
Receivables from financing activities	AC (L&R)	2,946	(700)	(C)	2,246	AC	Receivables from financing activities
			700	(C)	700	FVPL	Receivables from financing activities
Other receivables	AC (L&R)	2,481	—		2,481	AC	Other receivables
Total Trade and other receivables		€7,887	€—		€7,887		Total Trade and other receivables

Other financial assets (current)							Other financial assets (current)
Derivative financial assets	FVPL(E)	€265	€—		€265	FVPL(E)	Derivative financial assets
Debt securities measured at fair value through other comprehensive income	FVOCI (AFS)	4	(4)
			4		4	AC	Other financial assets
Debt securities measured at fair value through profit or loss	FVPL (HFT)	172	59	(A)	231	FVPL	Debt securities measured at FVPL
Held-for-trading investments	FVPL (HFT)	46	(46)
			46		46	FVPL	Equity instruments measured at FVPL
Total Other financial assets		€487	€59		€546		Total Other financial assets

Cash and cash equivalents							Cash and cash equivalents
Cash at banks	FVPL	€6,396	€—		€6,396	AC	Cash at banks
Money market securities	FVPL	6,242	(3,530)		2,712	FVPL	Money market securities
			3,530		3,530	AC	Other cash equivalents
Total Cash and cash equivalents		€12,638	€—		€12,638		Total Cash and cash equivalents
______________________________________________________________________________________________________________________________
(A) As of January 1, 2018, debt securities of €59 million were reclassified from non-current to current to reflect the held to sell business model with no impact on retained earnings.
(B) As permitted by IFRS 9, the Group has designated certain investments in other companies at the date of initial application as measured at FVOCI
(C) Certain trade receivables and receivables from financing activities, mainly attributable to the EMEA region, were reclassified from amortized cost to FVPL as a result of the held to sell business model.
(D) AFS: available-for-sale; HTM: held-to-maturity; L&R: Loans & Receivables; HFT: held-for-trading; FV: fair value.
(E) Except for derivatives designated in cash flow hedging relationship, as described above.
Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2018, were adopted by the Group. The adoption of these amendments had no effect on the Semi-Annual Condensed Consolidated Financial Statements.

•
IFRS 2 - Share-based Payments, to provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•
Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”).

•
Annual Improvements to IFRS Standards 2014–2016 Cycle, which included amendments to IAS 28 - Investments in Associates and Joint Ventures (effective January 1, 2018). The amendments clarify, correct or remove redundant wording in the related standard.

•
IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2017 for a description of new standards not yet effective as of June 30, 2018.
Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2018	At June 30, 2018	At December 31, 2017	For the six months ended June 30, 2017	At June 30, 2017
U.S. Dollar (U.S.$)	1.210	1.166	1.199	1.083	1.141
Brazilian Real (BRL)	4.141	4.488	3.973	3.443	3.760
Chinese Renminbi (CNY)	7.709	7.717	7.804	7.445	7.739
Canadian Dollar (CAD)	1.546	1.544	1.504	1.445	1.479
Mexican Peso (MXN)	23.085	22.882	23.661	21.044	20.584
Polish Zloty (PLN)	4.221	4.373	4.177	4.269	4.226
Argentine Peso (ARS)	26.094	32.876	22.595	16.997	18.802
Pound Sterling (GBP)	0.880	0.886	0.887	0.861	0.879
Swiss Franc (CHF)	1.170	1.157	1.170	1.077	1.093
2. Scope of consolidation
During the three and six months ended June 30, 2018, there were no changes to our scope of consolidation.
3. Net revenues
Net revenues were as follows:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	(€ million)
Revenues from:
Sales of goods	€27,630	€26,935	€53,443	€53,780
Services provided	956	585	1,821	1,145
Construction contract revenues	277	256	524	453
Lease installments from assets sold with a buy-back commitment	88	115	148	191
Interest income of financial services activities	42	34	84	75
Total Net revenues	€28,993	€27,925	€56,020	€55,644

	Mass-Market Vehicles
Three months ended June 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Total
	(€ million)
Revenues from:
Sale of goods	€16,938	€2,014	€618	€6,010	€560	€1,490	€—	€27,630
Services provided	547	64	4	247	10	28	56	956
Construction contract revenues	—	—	—	—	—	277	—	277
Revenues from goods and services	17,485	2,078	622	6,257	570	1,795	56	28,863

Lease installments from assets sold with a buy-back commitment	43	—	—	45	—	—	—	88
Interest income from financial services activities	—	25	17	—	—	—	—	42
Total Net revenues	€17,528	€2,103	€639	€6,302	€570	€1,795	€56	€28,993

	Mass-Market Vehicles
Six months ended June 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Total
	(€ million)
Revenues from:
Sale of goods	€32,818	€3,819	€1,206	€11,364	€1,296	€2,934	€6	€53,443
Services provided	1,053	122	8	463	18	52	105	1,821
Construction contract revenues	—	—	—	—	—	524	—	524
Revenues from goods and services	33,871	3,941	1,214	11,827	1,314	3,510	111	55,788

Lease installments from assets sold with a buy-back commitment	61	—	—	87	—	—	—	148
Interest income from financial services activities	—	49	32	3	—	—	—	84
Total Net revenues	€33,932	€3,990	€1,246	€11,917	€1,314	€3,510	€111	€56,020
The Group recognized a net increase in Net revenues of €51 million during the three months ended June 30, 2018 from performance obligations satisfied in the prior year. The Group recognized a net decrease in Net revenues of €13 million during the six months ended June 30, 2018 from performance obligations satisfied in the prior year. This was primarily due to changes in the estimated cost of sales incentive programs occurring after the Group had transferred control of vehicles to the dealers.

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	(€ million)
Interest income and other financial income	€44	€47	€95	€93

Financial expenses:
Interest expense and other financial expenses	232	291	469	631
Write-down of financial assets	2	2	4	8
Losses on disposal of securities	1	2	11	5
Net interest expense on employee benefits provisions	68	77	135	157
Total Financial expenses	303	372	619	801

Net expenses from derivative financial instruments and exchange rate differences	35	44	79	97

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	338	416	698	898

Net financial expenses	€294	€369	€603	€805
5. Tax expense
Tax expense was as follows:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	(€ million)
Current tax expense	€283	€173	€510	€459
Deferred tax expense	115	1,045	112	1,169
Tax (benefit)/expense relating to prior periods	(3)	(66)	(1)	(48)
Total Tax expense	€395	€1,152	€621	€1,580
For the three and six months ended June 30, 2018, the Group's effective tax rate was 34 percent and 26 percent respectively. For the three and six months ended June 30, 2017, the group's effective tax rate was 50 percent and 47 percent respectively. The decrease in the effective tax rate was primarily related to the €734 million decrease in deferred tax assets in Brazil recognized in the three and six months ended June 30, 2017, in addition to the impact of the December 2017 U.S. tax reform, partially offset by reduced permanent tax benefits and increased unrecognized deferred tax assets.
In the three and six months ended June 30, 2017 deferred tax assets in Brazil decreased by €734 million composed of:

•	€281 million related to the release of the Brazilian indirect tax liability; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery, largely resulting from increased political uncertainty and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at June 30, 2018 and December 31, 2017 are summarized as below:

	At June 30, 2018	At December 31, 2017
	(€ million)
Goodwill	€10,692	€10,396
Other intangible assets with indefinite useful lives	3,080	2,994
Total Goodwill and intangible assets with indefinite useful lives	€13,772	€13,390
The increase during the six months ended June 30, 2018 was primarily related to foreign currency translation of the U.S. Dollar to the Euro.
7. Trade and other receivables
Trade and other receivables consisted of the following:

	At June 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,565	€—	€2,565	€2,460	€—	€2,460
Receivables from financing activities	3,273	281	3,554	2,946	194	3,140
Other receivables	2,867	414	3,281	2,481	472	2,953
Total Trade and other receivables	€8,705	€695	€9,400	€7,887	€666	€8,553
As result of the impairment methodology implemented under IFRS 9, there was an immaterial impact to the ECL allowance at June 30, 2018.
During the three and six months ended June 30, 2018, the Group wrote-off an immaterial amount of receivables which are still subject to enforcement activities.
Trade receivables
The following table shows the ECL allowance for trade receivables measured at amortized cost at June 30, 2018:

	At June 30, 2018
	Current and less than 90 days past due	90 days or more past due	Total
	(€ million)
Gross amount	€2,379	€337	€2,716
ECL allowance	(48)	(216)	(264)
Carrying amount	€2,331	€121	€2,452
In addition to the amounts above, a further €113 million of trade receivables were measured at FVPL. Refer to Note 14, Fair value measurement.

Receivables from financing activities
Receivables from financing activities mainly relate to the Group’s fully consolidated financial services companies and are summarized as follows:

	At June 30, 2018	At December 31, 2017
	(€ million)
Dealer financing	€2,523	€2,295
Retail financing	509	420
Finance leases	4	4
Other	518	421
Total Receivables from financing activities	€3,554	€3,140
The following table shows the ECL allowance for receivables from financing activities measured at amortized cost at June 30, 2018:

	At June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
	(€ million)
Gross amount	€2,682	€48	€34	€2,764
ECL allowance	(12)	(3)	(13)	(28)
Carrying amount	€2,670	€45	€21	€2,736
In addition to the amounts above, a further €818 million of receivables from financing activities were measured at FVPL. Refer to Note 14, Fair value measurement.
Other receivables
At June 30, 2018, Other receivables primarily consisted of tax receivables for VAT and other indirect taxes of €2,287 million (€2,153 million at December 31, 2017) and is net of an ECL allowance of €46 million.
Transfer of financial assets
At June 30, 2018, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €8,988 million (€7,866 million at December 31, 2017). The transfers related to trade receivables and other receivables of €7,670 million (€6,752 million at December 31, 2017) and financial receivables of €1,318 million (€1,114 million at December 31, 2017). These amounts included receivables of €5,640 million (€4,933 million at December 31, 2017), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.
8. Inventories

	At June 30, 2018	At December 31, 2017
	(€ million)
Finished goods and goods for resale	€8,752	€8,261
Work-in-progress, raw materials and manufacturing supplies	5,060	4,476
Construction contract assets	261	185
Total Inventories	€14,073	€12,922

The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2018	At December 31, 2017
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€1,031	€881
Less: Progress billings	(901)	(886)
Construction contracts, net asset/(liability)	130	(5)
Construction contract assets	261	185
Less: Construction contract liabilities (Note 13)	(131)	(190)
Construction contracts, net asset/(liability)	€130	€(5)
Changes in the Group’s construction contracts, net asset/(liability) for the six months ended June 30, 2018 were as follows:

	At January 1, 2018	Advances received from customers	Amounts recognized within revenue	Other changes	At June 30, 2018
	(€ million)
Construction contracts, net asset/(liability)	€(5)	€(395)	€524	€6	€130
The entire amount of Construction contract liabilities is expected to be recognized as revenue in the following twelve months.
9. Share-based compensation
Performance Share Units
In February 2018, FCA awarded a total of 2.45 million Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan, as described in Note 26, Equity, in the FCA Consolidated Financial Statements at December 31, 2017. The PSU awards, which represent the right to receive FCA common shares, include a total shareholder return (“TSR”) target. These awards (“PSU TSR awards”) will vest based upon market conditions covering a five -year performance period from January 2017 through December 2021. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.45 million units. One third of the total PSU TSR awards will vest in 2020, a cumulative two-thirds in 2021 and a cumulative 100 percent in 2022 if the respective performance goals for the years 2017 to 2019, 2017 to 2020 and 2017 to 2021 are achieved.
Restricted Share Units
In February 2018, FCA awarded 590 thousand Restricted Share Units (“RSUs”) to certain key employees of the Company, which represent the right to receive FCA common shares. These shares will vest in three equal tranches in 2019, 2020 and 2021. The fair values of the awards were measured using the FCA stock price on the grant date.
Share-based compensation expense
Including previously granted awards, total expense for the PSU and RSU awards of €11 million and €36 million were recorded for the three and six months ended June 30, 2018. Including previously granted awards, total expense for the PSU and RSU awards of €20 million and €46 million were recorded for the three and six months ended June 30, 2017.
The total number of PSU and RSU awards outstanding at June 30, 2018 were 14.55 million and 4.36 million respectively.

Anti-dilution
The documents governing FCA's long-term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. In January 2018, as a result of the distribution of the Company's entire interest in GEDI Gruppo Editoriale S.p.A. to holders of FCA common shares on July 2, 2017, the Compensation Committee of FCA approved a conversion factor of 1.003733 that was applied to outstanding awards under the Long Term Incentive Plan to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.
10. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€35	€5,101	€5,136	€34	€4,789	€4,823
Health care and life insurance plans	128	2,187	2,315	126	2,153	2,279
Other post-employment benefits	127	813	940	109	878	987
Other provisions for employees	321	763	1,084	425	764	1,189
Total Employee benefits liabilities	€611	€8,864	€9,475	€694	€8,584	€9,278
The increase during the six months ended June 30, 2018 was primarily related to foreign currency translation of the U.S. Dollar to the Euro.
In June 2018, the Group settled a portion of a supplemental retirement plan in NAFTA, resulting in a refund of excess assets of €22 million. The corresponding settlement charge of €78 million was recognized within Selling, general and other in the Semi-Annual Condensed Consolidated Income Statement for the three and six months ended June 30, 2018.
Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Three months ended June 30
	2018		2017
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€41	€8	€43	€8
Interest expense	229	24	276	28
Interest (income)	(189)	—	(230)	—
Other administrative costs	22	—	23	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	78	—	—	—
Total	€181	€32	€112	€36

	Six months ended June 30
	2018		2017
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€83	€16	€88	€16
Interest expense	452	48	563	57
Interest (income)	(372)	—	(469)	—
Other administrative costs	42	—	47	—
Past service costs/(credits) and losses/(gains) arising from settlements/curtailments	78	—	—	—
Total	€283	€64	€229	€73
Total contributions of €51 million were made to our pension plans in the six months ended June 30, 2018.
11. Provisions

	At June 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,515	€4,157	€6,672	€2,676	€4,049	€6,725
Sales incentives	5,743	—	5,743	5,377	—	5,377
Other provisions and risks	888	1,631	2,519	956	1,721	2,677
Total Provisions	€9,146	€5,788	€14,934	€9,009	€5,770	€14,779
12. Debt

	At June 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€794	€7,646	€8,440	€2,054	€7,572	€9,626
Borrowings from banks	3,851	2,476	6,327	4,132	2,780	6,912
Asset-backed financing	459	—	459	357	—	357
Other debt	812	324	1,136	702	374	1,076
Total Debt	€5,916	€10,446	€16,362	€7,245	€10,726	€17,971
Notes
In March 2018, the Group repaid a note at maturity with a principal amount of €1,250 million that was issued through the Medium Term Note (“MTN”) Programme.
Borrowings from banks
Revolving Credit Facilities
In March 2018, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2023. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively; and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2018 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 amendment will be amortized over the life of the amended RCF.

At June 30, 2018, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and €1.4 billion of other revolving credit facilities. At December 31, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and approximately €1.3 billion of other revolving credit facilities.
13. Other liabilities
Other liabilities consisted of the following:

	At June 30, 2018			At December 31, 2017
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€3,264	€—	€3,264	€2,234	€—	€2,234
Accrued expenses and deferred income	1,141	760	1,901	1,573	2,260	3,833
Indirect taxes payables	974	16	990	799	19	818
Payables to personnel	1,068	16	1,084	988	16	1,004
Social security payables	318	6	324	313	6	319
Construction contract liabilities (Note 8)	131	—	131	190	—	190
Service contract liability	524	1,477	2,001	—	—	—
Other	1,505	204	1,709	1,838	199	2,037
Total Other liabilities	€8,925	€2,479	€11,404	€7,935	€2,500	€10,435
The impact of the adoption of IFRS 15 on Other liabilities as at January 1, 2018, was as follows:

	At December 31, 2017 (as previously reported)			Adjustments/Reclassifications			At January 1, 2018 (as adjusted)
	Current	Non-Current	Total	Current	Non-Current	Total	Current	Non-Current	Total
	(€ million)
Payables for GDP and buy-back agreements	€2,234	€—	€2,234	€(293)	€—	€(293)	€1,941	€—	€1,941
Accrued expenses and deferred income	1,573	2,260	3,833	(440)	(1,414)	(1,854)	1,133	846	1,979
Service contract liability	—	—	—	497	1,397	1,894	497	1,397	1,894
Balances unaffected by IFRS 15 adoption	4,128	240	4,368	—	—	—	4,128	240	4,368
Total Other liabilities	€7,935	€2,500	€10,435	€(236)	€(17)	€(253)	€7,699	€2,483	€10,182
Service contract liability
The service contract liability is mainly comprised of maintenance plans and extended warranties. Changes in the Group’s service contract liability were as follows for the six months ended June 30, 2018:

	At January 1, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Other changes	At June 30, 2018
	(€ million)
Service contract liability	€1,894	€432	€(312)	€(13)	€2,001
Of the total Service contract liability at June 30, 2018, the Group expects to recognize approximately €296 million in 2018, €465 million in 2019, €380 million in 2020 and €860 million thereafter.

14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2018 and December 31, 2017:

	At June 30, 2018				At December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€24	€23	€50	€3	€24	€—	€27
Debt securities and equity instruments measured at FVPL	273	—	21	294	275	—	2	277
Derivative financial assets	—	453	3	456	—	254	30	284
Collateral deposits	69	—	—	69	61	—	—	61
Receivables from financing activities	—	—	818	818	—	—	—	—
Trade receivables	—	113	—	113	—	—	—	—
Cash at banks(1)	—	—	—	—	6,396	—	—	6,396
Money market securities(1)	4,195	—	—	4,195	4,404	1,838	—	6,242
Total Assets	€4,540	€590	€865	€5,995	€11,139	€2,116	€32	€13,287
Derivative financial liabilities	—	193	6	199	—	138	1	139
Total Liabilities	€—	€193	€6	€199	€—	€138	€1	€139
______________________________________________________________________________________________________________________________
(1) Amounts relating to Cash at banks and certain Money market securities have been reclassified to amortized cost at January 1, 2018. Refer to Note 1, Basis of Preparation.
The impact of the adoption of IFRS 9 on the fair value hierarchy as at January 1, 2018, was as follows:

	At December 31, 2017 (as previously reported)				Adjustments/Reclassifications				At January 1, 2018 (as adjusted)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€24	€—	€27	€—	€(4)	€23	€19	€3	€20	€23	€46
Debt securities and equity instruments measured at FVPL	275	—	2	277	—	—	20	20	275	—	22	297
Derivative financial assets	—	254	30	284	—	—	—	—	—	254	30	284
Collateral deposits	61	—	—	61	—	—	—	—	61	—	—	61
Receivables from financing activities	—	—	—	—	—	—	700	700	—	—	700	700
Trade receivables	—	—	—	—	—	28	—	28	—	28	—	28
Cash at banks(1)	6,396	—	—	6,396	(6,396)	—	—	(6,396)	—	—	—	—
Money market securities(1)	4,404	1,838	—	6,242	(1,692)	(1,838)	—	(3,530)	2,712	—	—	2,712
Total Assets	€11,139	€2,116	€32	€13,287	€(8,088)	€(1,814)	€743	€(9,159)	€3,051	€302	€775	€4,128
Derivative financial liabilities	—	138	1	139	—	—	—	—	—	138	1	139
Total Liabilities	€—	€138	€1	€139	€—	€—	€—	€—	€—	€138	€1	€139
______________________________________________________________________________________________________________________________
(1) Amounts relating to Cash at banks and certain Money market securities have been reclassified to amortized cost at January 1, 2018. Refer to Note 1, Basis of Preparation.
During the six months ended June 30, 2018, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities is based on available market quotations. Where appropriate, the fair value of money market securities is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended June 30
	2018			2017
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Debt securities and equity instruments	Derivative financial assets/(liabilities)
		(€ million)
At April 1	€885	€45	€6	€12	€37
Gains recognized in Consolidated Income Statement	—	(1)	14	—	5
(Losses)/Gains recognized in Other comprehensive income/(loss)	—	—	(16)	—	(3)
Issues/Settlements	(67)	—	(7)	—	(10)
At June 30	€818	€44	€(3)	€12	€29

	Six months ended June 30
	2018			2017
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Debt securities and equity instruments	Derivative financial assets/(liabilities)
		(€ million)
At January 1	€700	€45	€29	€12	€19
Gains recognized in Consolidated Income Statement	—	(1)	21	—	5
(Losses)/Gains recognized in Other comprehensive income/(loss)	—	—	(33)	—	20
Issues/Settlements	118	—	(20)	—	(15)
At June 30	€818	€44	€(3)	€12	€29
Gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statement during the six months ended June 30, 2018 and 2017 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the six months ended June 30, 2018 and 2017 were included within Cash flow hedge reserve within Equity in the Semi-Annual Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2018		At December 31, 2017
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,705	€1,705	€2,295	€2,295
Retail financing		509	481	420	405
Finance leases		4	4	4	4
Other receivables from financing activities		518	518	421	421
Total Receivables from financing activities(1)	7	€2,736	€2,708	€3,140	€3,125

Notes		€8,440	€8,898	€9,626	€10,365
Other debt		7,463	7,464	7,988	8,001
Asset-backed financing		459	459	357	357
Total Debt	12	€16,362	€16,821	€17,971	€18,723
______________________________________________________________________________________________________________________________
(1) Amount at June 30, 2018 excludes receivables measured at FVPL
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.

Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At June 30, 2018, €8,891 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2017, €10,358 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At June 30, 2018, €6,366 million and €1,098 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2017, €6,796 million and €1,205 million of Other Debt were classified within Level 2 and Level 3, respectively.
15. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2017, for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
The amounts for significant transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statements were as follows:

	Three months ended June 30
	2018				2017
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€1,001	€786	€(15)	€14	€1,178	€768	€(33)	€9
CNHI	€133	€92	€1	€—	€137	€72	€(1)	€—
Ferrari	€19	€59	€2	€—	€22	€86	€—	€—

	Six months ended June 30
	2018				2017
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€1,941	€1,568	€(34)	€24	€2,263	€1,573	€(68)	€17
CNHI	€275	€178	€3	€—	€275	€157	€(1)	€—
Ferrari	€38	€119	€2	€—	€48	€173	€—	€—

Assets and liabilities from significant transactions with related parties were as follows:

	At June 30, 2018					At December 31, 2017
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€620	€421	€365	€431	€49	€644	€507	€274	€319	€33
CNHI	€80	€71	€5	€—	€—	€47	€86	€11	€—	€—
Ferrari	€29	€61	€2	€—	€—	€23	€75	€—	€—	€—
16. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
We are aware of putative class action lawsuits filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Rear Impact Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S. (the “Court”), with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of U.S.$148.5 million (€141 million). On July 24, 2015, the Court issued a remittitur reducing the judgment against FCA US to U.S.$40 million (€38 million).
While FCA US respects the decision of the jury, the Company appealed the final judgment issued by the judge. FCA US believes the judgment was not supported by the evidence or the law. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US has submitted extensive data to NHTSA validating that the vehicle performs as well as, or better than, peer vehicles in impact studies. During the trial, however, the judge did not permit FCA US to introduce for the jury’s consideration, all data previously provided to NHTSA along with other key evidence, demonstrating the vehicle’s fuel system is not defective.
On November 15, 2016, the Georgia Court of Appeals affirmed the Court’s verdict and judgment of U.S.$40 million (€38 million). On March 15, 2018, the Georgia Supreme Court affirmed the judgment of the Georgia Court of Appeals. FCA US declined to pursue further appeals and the final amount of the outstanding judgment, including accrued interest, did not materially exceed our existing provisions.
Emissions Matters
During the three and six months ended June 30, 2018, we continued to cooperate with several governmental investigations. In particular we continued to work with the U.S. Environmental Protection Agency (“EPA”) and the California Air Resources Board (“CARB”) to address their concerns about certain software-based features in the emissions control systems in approximately 100,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles that were the subject of Notices of Violation issued in January 2017. We are also continuing to defend a number of private and governmental claims related to diesel emissions issues in various proceedings.

During the period, we continued testing on the 2014-2016 model year vehicles of the modified emissions software calibrations that we implemented in our 2017 model year vehicles which have been approved for sale by EPA and CARB with no required hardware changes. We expect that this testing may be completed during the third quarter of 2018, although no assurance can be given as to the outcome and timing of the regulatory approval processes.
In connection with the civil lawsuit filed against us by the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) on behalf of the EPA and the putative class action filed on behalf of consumers, we have also been engaged in a confidential mediation process under the auspices of a settlement master appointed by the court. While there can be no assurance as to the outcome of any of these discussions, we are continuing to work with the governmental agencies and, to resolve their concerns, we may seek to reach a settlement with these agencies shortly following completion of the regulatory approval process. Although CARB is not a party to the litigation, it is also participating in this mediation process.
Any settlement of civil lawsuits brought by private plaintiffs and the claims of government agencies, particularly EPA and CARB are likely to involve the payment of a civil penalty, the funding of environmental remediation projects and commitments from us including as to the implementation of the modified emissions software calibrations. Any settlement with private plaintiffs may also include payments to consumers or incurrence of other costs as well as, possibly, similar commitments to consumers. At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation or related governmental investigations. To date, there have been limited discussions regarding potential financial payments in connection with settlement of the above items. Aggregated initial settlement indications presented by the private plaintiffs and certain of the governmental parties could exceed two billion Euro, while those presented by the Group would not be material. As such, there is significant uncertainty regarding these preliminary indications. Therefore, they do not, individually or in the aggregate, provide a reliable basis to estimate a range of likely outcomes. As a result, a provision has not been recognized by the Group. Resolution of these matters may also adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.
Safety Recalls
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. On November 13, 2017, the Court denied our motion to dismiss the emissions-related claims. On June 15, 2018, the Court certified a class of our stockholders in the case. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
In addition, refer to Note 25, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2017 for information on the Group's other pending litigation proceedings and governmental investigations.
17. Equity
Share capital
At June 30, 2018, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At June 30, 2018, the fully-paid up share capital of FCA amounted to €19 million (€19 million at December 31, 2017) and consisted of 1,550,617,563 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,540,089,690 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2017).

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
	(€ million)		(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on re-measurement of defined benefit plans	€(5)	€—	€(5)	€—
Gains on equity instruments measured at FVOCI	—	—	—	11
Total items that will not be reclassified to the Consolidated Income Statement (B1)	(5)	—	(5)	11

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(14)	83	128	72
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(48)	(4)	(75)	68
Total Gains/(Losses) on cash flow hedging instruments	(62)	79	53	140
Foreign exchange gains/(losses)	292	(1,155)	(146)	(1,171)
Share of Other comprehensive loss for equity method investees arising during the period	(21)	(23)	(41)	(38)
Share of Other comprehensive loss for equity method investees reclassified to the Consolidated Income Statement	(11)	(3)	(19)	(9)
Total Share of Other comprehensive (loss) for equity method investees	(32)	(26)	(60)	(47)
Total Items that may be reclassified to the Consolidated Income Statement (B2)	198	(1,102)	(153)	(1,078)
Total Other comprehensive income/(loss) (B1)+(B2)	193	(1,102)	(158)	(1,067)
Tax effect	6	7	(25)	(3)
Total Other comprehensive income/(loss), net of tax	€199	€(1,095)	€(183)	€(1,070)
The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended June 30
	2018			2017
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on re-measurement of defined benefit plans	€(5)	€3	€(2)	€—	€—	€—
(Losses)/gains on cash flow hedging instruments	(62)	3	(59)	79	7	86
Gains on equity instruments measured at FVOCI	—	—	—	—	—	—
Foreign exchange gains/(losses)	292	—	292	(1,155)	—	(1,155)
Share of Other comprehensive loss for equity method investees	(32)	—	(32)	(26)	—	(26)
Total Other comprehensive income/(loss)	€193	€6	€199	€(1,102)	€7	€(1,095)

	Six months ended June 30
	2018			2017
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on re-measurement of defined benefit plans	(5)	€3	€(2)	€—	€—	€—
Gains/(losses) on cash flow hedging instruments	53	(28)	25	140	(3)	137
Gains on equity instruments measured at FVOCI	—	—	—	11	—	11
Foreign exchange losses	(146)	—	(146)	(1,171)	—	(1,171)
Share of Other comprehensive loss for equity method investees	(60)	—	(60)	(47)	—	(47)
Total Other comprehensive income/(loss)	€(158)	€(25)	€(183)	€(1,067)	€(3)	€(1,070)
18. Earnings per share
Basic earnings per share
Basic earnings per share for the three and six months ended June 30, 2018 and 2017 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended June 30
		2018	2017
Net profit attributable to owners of the parent	million	€748	€1,145
Weighted average number of shares outstanding	thousand	1,550,298	1,537,292
Basic earnings per share	€	€0.48	€0.74

		Six months ended June 30
		2018	2017
Net profit attributable to owners of the parent	million	€1,764	€1,782
Weighted average number of shares outstanding	thousand	1,546,225	1,533,640
Basic earnings per share	€	€1.14	€1.16
Diluted earnings per share
In order to calculate the diluted earnings per share for the three and six months ended June 30, 2018, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at June 30, 2018 as determined using the treasury stock method.
For the three and six months ended June 30, 2018 and the three months ended June 30, 2017, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
For the six months ended June 30, 2017, the theoretical effect that would arise if the PSU and RSU awards granted in March 2017 were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.

The following tables summarize the amounts used to calculate the diluted earnings per share for the three and six months ended June 30, 2018 and 2017:

		Three months ended June 30
		2018	2017
Net profit attributable to owners of the parent	million	€748	€1,145
Weighted average number of shares outstanding	thousand	1,550,298	1,537,292
Number of shares deployable for share-based compensation	thousand	18,199	16,499
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,568,497	1,553,791
Diluted earnings per share	€	€0.48	€0.74

		Six months ended June 30
		2018	2017
Net profit attributable to owners of the parent	million	€1,764	€1,782
Weighted average number of shares outstanding	thousand	1,546,225	1,533,640
Number of shares deployable for share-based compensation	thousand	21,135	17,724
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,567,360	1,551,364
Diluted earnings per share	€	€1.13	€1.15
19. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA); Maserati, our global luxury brand segment; and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. The Group's global Components reportable segment deals with the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems and exhaust systems, powertrain components, engine control units, plastic molding components, cast iron and aluminum components, as well as the design and production of industrial automation systems and related products for the automotive industry.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. In addition, Unallocated items and eliminations include consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided.

The following tables summarize selected financial information by segment for the three and six months ended June 30, 2018 and 2017:

	Mass-Market Vehicles
Three months ended June 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€17,539	€2,106	€652	€6,330	€568	€2,609	€158	€(969)	€28,993
Revenues from transactions with other segments	(11)	(3)	(13)	(28)	2	(814)	(102)	969	—
Revenues from external customers	€17,528	€2,103	€639	€6,302	€570	€1,795	€56	€—	€28,993

Net profit									€754
Tax expense									€395
Net financial expenses									€294
Adjustments:
Impairment expense and supplier obligations(1)	—	—	11	142	—	—	—	11	164
Employee benefits settlement losses(2)	78	—	—	—	—	—	—	—	78
Restructuring costs	—	—	—	—	—	1	—	—	1
Recovery of costs for recall - airbag inflators(3)	(43)	—	—	—	—	—	—	—	(43)
Other	(2)	—	—	—	—	14	—	—	12
Adjusted EBIT	€1,397	€101	€(98)	€188	€2	€130	€(52)	€(13)	€1,655

Share of profit of equity method investees	€—	€—	€(12)	€78	€—	€6	€1	€—	€73
______________________________________________________________________________________________________________________________
(1) Impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan.
(2) Charge arising on settlement of a portion of a supplemental retirement plan in NAFTA. Refer to Note 10, Employee benefits liabilities.
(3) Recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators.

	Mass-Market Vehicles
Three Months Ended June 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,081	€2,011	€976	€6,010	€1,074	€2,654	€191	€(1,072)	€27,925
Revenues from transactions with other segments	(12)	(4)	(9)	(35)	(5)	(905)	(102)	1,072	—
Revenues from external customers	€16,069	€2,007	€967	€5,975	€1,069	€1,749	€89	€—	€27,925

Net profit									€1,155
Tax expense									€1,152
Net financial expenses									€369
Adjustments:
Reversal of a Brazilian indirect tax liability(1)	—	—	—	—	—	—	—	—	(895)
Impairment expense(2)	—	53	—	—	—	2	—	—	55
Resolution of certain Components legal matters	—	—	—	—	—	43	—	—	43
Restructuring costs(3)	—	40	—	—	—	4	—	—	44
Gains on disposal of investments	—	—	—	—	—	—	—	(49)	(49)
Other	—	—	—	—	—	(7)	—	—	(7)
Adjusted EBIT	€1,351	60	€44	€200	€152	€130	€(46)	€(24)	€1,867

Share of profit of equity method investees	€—	€—	€18	€78	€—	€4	€5	€(1)	€104
______________________________________________________________________________________________________________________________
(1) As this liability related to the Group's Brazilian operations in multiple segments, it was not attributed to the results of the related segments.
(2) Impairment expense in LATAM relates to the early discontinuance of Fiat Novo Palio production and the impairment of certain real estate assets in Venezuela due to the continued deterioration of the economic conditions in Venezuela.
(3) Due to the continued macroeconomic weakness and expected slower pace of economic recovery in Brazil, a total provision of €41 million was recognized in the three months to June 30, 2017 for workforce restructuring costs, of which €40 million was recognized within the LATAM segment and €1 million was recognized within the Components segment.

	Mass-Market Vehicles
Six Months Ended June 30, 2018	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€33,952	€3,996	€1,271	€11,970	€1,322	€5,091	€312	€(1,894)	€56,020
Revenues from transactions with other segments	(20)	(6)	(25)	(53)	(8)	(1,581)	(201)	1,894	—
Revenues from external customers	€33,932	€3,990	€1,246	€11,917	€1,314	€3,510	€111	€—	€56,020

Net profit									€1,775
Tax expense									€621
Net financial expenses									€603
Adjustments:
U.S. special bonus payment(1)	109	—	—	—	—	6	—	—	115
Impairment expense and supplier obligations(2)	—	—	11	142	—	—	—	11	164
Employee benefits settlement losses(3)	78	—	—	—	—	—	—	—	78
Restructuring costs(4)	—	—	—	—	—	4	—	—	4
Recovery of costs for recall - airbag inflators(5)	(43)	—	—	—	—	—	—	—	(43)
Recovery of costs for recall - contested with supplier(6)	(63)	—	—	—	—	—	—	—	(63)
Other	(2)	—	—	—	—	14	—	—	12
Adjusted EBIT	€2,613	€175	€(88)	€370	€88	€248	€(102)	€(38)	€3,266

Share of profit of equity method investees	€—	€—	€(7)	€153	€—	€11	€6	€—	€163
______________________________________________________________________________________________________________________________(1) Special bonus payment of $2,000 to approximately 60,000 employees as a result of the Tax Cuts and Jobs Act.
(2) Impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million resulting from changes in product plans in connection with the updated business plan
(3) Charge arising on settlement of a portion of a supplemental retirement plan in NAFTA. Refer to Note 10, Employee benefits liabilities.
(4) Restructuring costs primarily related to Components.
(5) Recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators
(6) Recovery of amounts accrued in 2016 in relation to costs for a recall contested with a supplier.

	Mass-Market Vehicles
Six Months Ended June 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€33,181	€3,683	€1,642	€11,640	€2,023	€5,186	€376	€(2,087)	€55,644
Revenues from transactions with other segments	(30)	(8)	(18)	(60)	(10)	(1,760)	(201)	2,087	—
Revenues from external customers	€33,151	€3,675	€1,624	€11,580	€2,013	€3,426	€175	€—	€55,644

Net profit									€1,796
Tax expense									€1,580
Net financial expenses									€805
Adjustments:
Reversal of a Brazilian indirect tax liability	—	—	—	—	—	—	—	—	(895)
Impairment expense(1)	—	53	—	—	—	2	—	—	55
Restructuring costs(2)	—	72	—	—	—	7	—	—	79
Resolution of certain Components legal matters	—	—	—	—	—	43	—	—	43
Gains on disposal of investments	—	—	—	—	—	—	—	(49)	(49)
Other	—	—	—	—	—	(12)	—	—	(12)
Adjusted EBIT	€2,592	€40	€65	€378	€259	€248	€(101)	€(79)	€3,402

Share of profit of equity method investees	€—	€—	€32	€149	€—	€6	€7	€—	€194
______________________________________________________________________________________________________________________________
(1) Impairment expense in LATAM relates to the early discontinuance of Fiat Novo Palio production and the impairment of certain real estate assets in Venezuela due to the continued deterioration of the economic conditions in Venezuela.
(2) Due to the continued macroeconomic weakness and expected slower pace of economic recovery in Brazil, a total provision of €76 million was recognized at June 30, 2017 for workforce restructuring costs, of which €72 million was recognized within the LATAM segment and €4 million was recognized within the Components segment.

Responsibility Statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of FCA and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 25, 2018

The Board of Directors

John Elkann
John Abbott
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Michelangelo A. Volpi
Patience Wheatcroft
Ermenegildo Zegna